Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
MFI HOLDING CORPORATION,
ACQUISITION SUB, INC.,
POST HOLDINGS, INC.,
AND
GS CAPITAL PARTNERS VI FUND, L.P.
Dated as of April 16, 2014

Exhibits
Exhibit A    Form of Letter of Transmittal
Exhibit B    Escrow Agreement
Exhibit C    Net Working Capital

v

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 16, 2014, is by and among (i) Post Holdings, Inc., a Missouri corporation (“Parent”), (ii) Acquisition Sub, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of Parent (“Merger Sub”), (iii) MFI Holding Corporation, a Delaware corporation (the “Company”), and (iv) GS Capital Partners VI Fund, L.P., solely as representative for the Stockholders and Optionholders (the “Representative”).
WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have unanimously approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement; and
WHEREAS, promptly following the execution and delivery of this Agreement, the Company will obtain, and deliver to Parent, the written consent of the Stockholders holding at least a majority of the issued and outstanding shares of Common Stock irrevocably approving this Agreement, the Merger and the transactions contemplated by this Agreement (the “Stockholder Consent”).
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements hereinafter contained, and intending to be legally bound hereby, the parties hereby agree as follows:
ARTICLE I
DEFINITIONS
SECTION 1.1    Certain Definitions.
(a)    For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax law).
“Aggregate Exercise Amount” means the aggregate amount of the per share exercise prices payable for all of the Options, other than Out-of-the-Money Options, outstanding immediately prior to the Effective Time.

“Aggregate Shares” means the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time plus the aggregate number of shares of Common Stock for which Options outstanding immediately prior to the Effective Time are exercisable; provided that Out-of-the-Money Options shall not be included in any such calculation.
“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Business Day” means any day of the year, other than a Saturday or Sunday, on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to close.
“Closing Cash” means the amount of all cash, cash equivalents and marketable securities held by the Company and its Subsidiaries, as of the close of business on the day immediately preceding the Closing Date, determined in accordance with GAAP (and for avoidance of doubt Closing Cash shall exclude (i) all amounts that are required to be posted as collateral as “Maintenance Margin Requirements” (except any amounts posted as collateral in excess of such “Maintenance Margin Requirements”) in connection with any forward contracts, futures or other hedging arrangements of the Company or any of its Subsidiaries, and (ii) any “restricted cash” held for the benefit of an insurance carrier to guarantee deductible and/or loss limits). For further avoidance of doubt, Closing Cash shall be calculated net of issued but uncleared checks and drafts and shall include checks actually received by the Company or its Subsidiaries or their banks whether or not cleared.
“Closing Consideration” means, without duplication, (i) two billion four hundred fifty million dollars ($2,450,000,000), less (ii) Estimated Indebtedness, plus (iii) Estimated Cash, less (iv) Estimated Transaction Expenses, plus (v) the Estimated Net Working Capital Adjustment, less (vi) the Escrow Amount, less (vii) the Representative Expense Amount. For the avoidance of doubt, in no event shall any amount constituting Indebtedness Prepayment Expenses be taken into account in the calculation of Estimated Indebtedness or Estimated Transaction Expenses for purposes of calculating the Closing Consideration or any component thereof.
“Closing Indebtedness” means the Indebtedness of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date, provided that solely for purposes of calculating the Closing Consideration and the Final Closing Consideration, Indebtedness of the Company and its Subsidiaries shall not include any amounts constituting Indebtedness Prepayment Expenses.
“Closing Net Working Capital” means the consolidated net working capital of the Company and its Subsidiaries as of the close of business on the day immediately preceding the Closing Date, calculated in accordance with GAAP consistently applied with the application thereof in the Financial Statements, subject to the accounting principles, methodologies, procedures and classifications set forth in Exhibit C attached hereto.

“Closing Net Working Capital Adjustment” means (i) the Closing Net Working Capital less (ii) the Target Net Working Capital (which amount may be a positive or negative number).
“Closing Transaction Expenses” means all Transaction Expenses unpaid as of the close of business on the day immediately preceding the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company SEC Documents” means the Form 10-K for Michael Foods Group, Inc. for the fiscal year ended December 28, 2013 filed with the SEC on March 21, 2014 and any other forms, reports, schedules, statements, certificates, schedules and other documents filed or furnished by the Company or any of its Subsidiaries with the SEC after March 21, 2014 and at least two (2) Business Days prior to the date of this Agreement.
“Confidentiality Agreement” means that certain Confidentiality Agreement entered into by Parent and the Company, dated as of January 16, 2014.
“Contract” means any written contract, indenture, note, bond, lease, license, commitment, obligation, instrument, arrangement, understanding or other agreement to which a Person is legally bound or to which its assets or properties are subject and any amendments or supplements thereto.
“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of February 25, 2011, among Michael Foods Group, Inc., MFI Midco Corporation, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, the other lenders party thereto, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs Lending Partners LLC and Barclays Capital, as joint lead arrangers and bookrunners, Goldman Sachs Lending Partners LLC, as syndication agent and Barclays Bank PLC, Cooperatieve Centrale Raiffeisen Boerenleenbank B.A., New York Branch, ING Capital LLC, Northwest Farm Credit Services, PCA and Suntrust Bank, as co-documentation agents, as amended, and all Loan Documents (as defined in the Credit Agreement) for all purposes as referenced therein.
“DGCL” means the General Corporation Law of the State of Delaware as in effect from time to time.
“Environmental Law” means any Law relating to the protection of the environment, occupational health and safety as it relates to exposure to Hazardous Materials, or natural resources, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.) the Canadian Environmental Protection Act and the Environment Act of Manitoba, as each has been or may be amended, and the regulations promulgated pursuant thereto.

“Escrow Agent” means JPMorgan Chase Bank, N.A., a national banking association.
“Escrow Amount” means an amount equal to ten million dollars ($10,000,000).
“Event” means any event, change, effect, development, occurrence, circumstance, condition, matter or state of facts.
“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Commitment Letter contemplated to be obtained by Parent, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their and their respective affiliates’ officers, directors, employees, partners, members, trustees, shareholders controlling persons, agents and representatives and their respective successors and assigns.
“GAAP” means generally accepted accounting principles in the United States in effect on the date hereof.
“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local, foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).
“Hazardous Material” means any substance, material or waste that is toxic, ignitable, reactive, corrosive, radioactive or caustic, or is regulated, classified, or is otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive,” or words of similar meaning or effect, including petroleum and its by-products, asbestos, and polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” of any Person means, without duplication: (i) the principal of and accrued and unpaid interest in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of any property, all conditional sale obligations of such Person (but excluding trade accounts payable and other accrued current liabilities); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; and (iv) all obligations of the type referred to in clauses (i) through (iii) of another Person secured by any Lien on any property or asset of such first Person (whether or not such obligation is assumed by such Person) in each case including any and all accrued interest, prepayment fees, expenses, premiums or penalties, related thereto; provided that solely for purposes of calculating the Closing Consideration and the Final Closing Consideration, Indebtedness of the Company and its Subsidiaries shall not include any amounts constituting Indebtedness Prepayment Expenses. Notwithstanding anything to the contrary contained herein, Indebtedness of the Company and its Subsidiaries shall not include those certain obligations and guarantees with respect to the City of Wakefield Industrial Revenue Bonds and City of Lenox, Iowa Sewer Revenue Bonds and that certain credit facility of the Acquired Business’ China joint venture partner, and the guarantee thereof. A schedule of the Indebtedness of the Company and its Subsidiaries as of February 22, 2014 is attached hereto as Schedule 1.1(a).

“Indebtedness Prepayment Expenses” means all prepayment or termination fees, expenses (including fees and expenses of lenders under the Credit Agreement or the trustees for the Notes) or breakage costs, redemption prices or premiums (including without limitation any “make-whole” premiums) and penalties (other than accrued and unpaid interest) in each case payable in connection with any redemption, prepayment, defeasance or other satisfaction of amounts for any outstanding Indebtedness of the Company or any of its Subsidiaries, including any outstanding Indebtedness under the Credit Agreement or the Notes.
“Intellectual Property” means (i) patents, (ii) trademarks and service marks, (iii) copyrights, (iv) domain names, (v) confidential and proprietary information, including trade secrets and know how, (vi) applications and registrations for any of the foregoing, and (vii) all goodwill associated with all of the foregoing.
“IRS” means the United States Internal Revenue Service.
“Knowledge of the Company” means the actual knowledge of any of James Dwyer, Jr., Mark Westphal or Carolyn Wolski.
“Law” means any applicable foreign, federal, state or local law, statute, code, ordinance, rule or regulation of any Governmental Body.
“Letter of Transmittal” means a letter of transmittal in substantially the form attached hereto as Exhibit A.
“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.
“Management Agreement” means that certain Management Agreement, dated June 29, 2010, by and among the Company, Goldman, Sachs & Co. and THL Managers V, LLC.

“Marketing Period” means the first period of 15 consecutive Business Days (provided, that (i) the days from and including July 3, 2014 through and including July 7, 2014 shall not be considered Business Days and (ii) if Parent receives the Required Financial Information at any time prior to 5:00 p.m. New York City time on May 7, 2014, the three (3) Business Day period referenced below shall be deemed to commence on May 7, 2014 and the references to “15 consecutive Business Days” throughout this definition of Marketing Period shall instead be references to “14 consecutive Business Days”) after the date hereof and throughout which there have been at least three (3) consecutive Business Days since Parent shall have the Required Financial Information (for the avoidance of doubt, June 2, 2014 is three (3) consecutive Business Days plus fourteen (14) consecutive Business Days following May 7, 2014); provided, however, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (i) the Company’s independent auditors shall have withdrawn their audit opinion with respect to any of the Required Audited Company Financial Statements, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the applicable Required Audited Company Financial Statements by such auditor or another accounting firm of national standing reasonably acceptable to Parent or (ii) the Company determines to restate any of the consolidated historical financial statements of the Company, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statement has been amended or the Company has indicated that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that the Marketing Period shall be suspended (but shall not restart) if, prior to the completion of the Marketing Period, the financial statements included in the Required Financial Information that are available to Parent on the first day of any such 15 consecutive Business Day period become “stale” under the provisions of Rule 3-12 of Regulation S-X applicable thereunder to “all other filers” or become insufficient for the Company’s independent auditors to provide a “comfort letter” (including “negative assurance” comfort) during any such 15 consecutive Business Day period, in which case the Marketing Period shall not be deemed to re-commence unless and until the receipt by Parent of updated financial statements that comply with the applicable provisions of Regulation S-X (and which are sufficient for the Company’s independent auditors to provide a “comfort letter” including “negative assurance” comfort); and provided, further, that the Marketing Period shall end on any earlier date that is the date on which the financing contemplated by the Debt Commitment Letter is consummated.
“Material Adverse Effect” means any Event that, individually or in the aggregate together with all other Events, (a) has or would reasonably be expected to have a material adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries (taken as a whole), other than any Event or Events to the extent resulting from one or more of the following: (i) the effect of any change in the United States or foreign economies or capital, credit or financial markets in general; (ii) the effect of any change that generally affects any industry in which the Company or any of its Subsidiaries operates; (iii) the effect of any change arising in connection with hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (iv) the effect of any action taken by Parent or any of its Affiliates with respect to the transactions contemplated by this Agreement or with respect to the Company or any of its Subsidiaries; (v) the effect of any earthquakes, hurricanes, tornadoes or other natural disasters; (vi) the effect of any changes in applicable Laws or GAAP; (vii) any effect resulting from the public announcement of this Agreement; or (viii) any effect resulting from compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement; provided, however, that any Event or Events set forth in the foregoing clauses (i), (ii), (v) or (vi) may be taken into account in determining whether there has been or is a Material Adverse Effect, to the extent such Event or Events have, or are reasonably expected to have, a disproportionate adverse effect on the assets, liabilities, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries (taken as a whole) relative to other Persons similarly situated; or (b) would, or would reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

“Notes” means, collectively, (i) the 9.75% senior notes due 2018 of Michael Foods Group, Inc., with $430,000,000 aggregate principal amount outstanding as of the date hereof and (ii) the 8.500% / 9.250% senior notes due 2018 of Michael Foods Holding, Inc., with $275,000,000 aggregate principal amount outstanding as of the date hereof.
“Option” means the unexercised portion of each and every option to purchase Common Stock which is or will be outstanding as of immediately prior to the Effective Time, pursuant to the terms of the MFI Holding Corporation 2010 Equity Incentive Plan.
“Optionholder” means any holder of Options as of immediately prior to the Effective Time.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.
“Ordinary Course of Business” means the ordinary and usual course of business of the Company and its Subsidiaries, consistent with past practice.
“Out-of-the-Money Option” means any Option that has an exercise price per share of Common Stock issuable upon exercise thereof that is greater than the Per Share Closing Consideration or any adjustment made thereto pursuant to the terms of this Agreement.
“Per Share Closing Consideration” means (i) the Closing Consideration plus the Aggregate Exercise Amount, divided by (ii) the Aggregate Shares.
“Per Share Closing Option Consideration” means, with respect to a share of Common Stock underlying an Option, (i) the Per Share Closing Consideration less (ii) the exercise price for such Option.
“Per Share Escrow Release Amount” means (i) the amount in the Escrow Account released to, or at the direction of, the Representative for payment to the Stockholders and Optionholders in accordance with Section 4.2(e)(i) or 4.2(e)(ii), as applicable; divided by (ii) the Aggregate Shares.
“Per Share Positive Adjustment Amount” means, so long as the Post-Closing Adjustment Amount is positive, (i) the Post-Closing Adjustment Amount; divided by (ii) the Aggregate Shares.
“Per Share Post-Closing Consideration” means (i) the Post-Closing Consideration, divided by (ii) the Aggregate Shares.
“Per Share Unused Representative Expense Amount” means (i) the Unused Representative Expense Amount, divided by (ii) the Aggregate Shares.
“Permits” means any approvals, authorizations, registrations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all recorded defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance made available to Parent, excluding Liens under subsection (vi) below, which do not or would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; (ii) Liens for Taxes not yet due and payable or Taxes the validity of which is being contested in good faith by appropriate proceedings (promptly instituted and conducted) during which collection or enforcement is stayed and for which adequate reserves have been established in accordance with GAAP; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business or that are being contested in good faith; (iv) zoning, entitlement and other similar land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are not violated by the correct use and occupancy of such real property or the operation of the business; (v) title of a lessor under a capital or operating lease; (vi) Liens that will be released prior to or as of the Closing; (vii) Liens arising under this Agreement; (viii) Liens created by or through Parent or Merger Sub, (ix) Liens set forth on Schedule 1.1(b); and (x) such other Liens, if any, that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
“Person” means any individual, corporation, partnership, firm, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.
“Proceeding” means any judicial, administrative, investigative or arbitral action, suit, hearing, claim, investigation, arbitration or proceeding (public or private).
“Representative Expense Amount” means an amount equal to five hundred thousand dollars ($500,000).
“Required Financial Information” means (a) audited balance sheets of the Company on a consolidated basis as of the end of each of the two most recently completed fiscal years ended at least 90 days prior to the Closing Date, and related statements of earnings, comprehensive income, shareholders’ equity and cash flows of the Company on a consolidated basis (including the accompanying notes to the foregoing financial statements) for the three most recently completed fiscal years ended at least 90 days prior to the Closing Date, containing an unqualified audit opinion by the Company’s independent auditors or another accounting firm of national standing reasonably acceptable to Parent, and in either case registered with the Public Company Accounting Oversight Board (“PCAOB”) (and such unqualified audit opinion for such financial statements must refer to PCAOB standards) (the “Required Audited Company Financial Statements”); (b) unaudited consolidated balance sheets and related statements of earnings, comprehensive income, shareholders’ equity and cash flows of the Company on a consolidated basis (including the accompanying notes to the foregoing financial statements) for each subsequent fiscal quarter (and statements of earnings, comprehensive income, shareholders’ equity and cash flows for the corresponding period of the preceding fiscal year) ended at least 40 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year) and unaudited consolidated statements of earnings and comprehensive income of the Company on a consolidated basis for each of the three month periods ended March 28, 2013, June 29, 2013 and December 28, 2013, with each of the financial statements in this clause (b) reviewed in accordance with AU Section 722 Interim Financial Information; which financial statements described in clauses (a) and (b) shall meet the requirements of Regulation S-X for a Form S-1 registration statement (other than Rules 3-10 and 3-16 of Regulation S-X) and be in a form that will enable the independent auditors of the Company to render a customary “comfort letter” (including customary “negative assurances”) (by way of illustration only, if the Closing Date were to be June 2, 2014, the Required Financial Information required by clause (a) and clause (b) would consist of audited consolidated balance sheets of the Company as of December 29, 2012 and December 28, 2013 and audited consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows of the Company for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011, and unaudited consolidated balance sheet of the Company as of March 29, 2014, and unaudited consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows of the Company for the three month periods ended March 30, 2013 and March 29, 2014, and unaudited consolidated statements of earnings and comprehensive income of the Company for the three month period ended March 30, 2013, June 29, 2013 and December 28, 2013).
“SEC” means the United States Securities and Exchange Commission.

“Stockholder” means any holder of Common Stock that is issued and outstanding as of immediately prior to the Effective Time.
“Subsidiary” of any Person means any other Person of which 50% or more of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned or controlled, directly or indirectly, by such first Person or one or more of the other Subsidiaries of such first Person or a combination thereof.
“Target Net Working Capital” means one hundred sixty-five million dollars ($165,000,000).
“Taxes” means (i) all federal, state, provincial, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, alternative, environmental, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property (real or personal) and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to Tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).
“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.
“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.
“Transaction Expenses” means all of the fees and expenses of the Company or any of its Subsidiaries payable in connection with the transactions contemplated by this Agreement including, without limitation, (i) the amount of all attorneys’ fees and investment banker fees and associated costs and expenses incurred by the Company or any of its Subsidiaries or any Stockholders or Optionholders which are the responsibility of the Stockholders or Optionholders or the Company pursuant to the terms of this Agreement, (ii) any amounts payable under, or in connection with, the termination of the Management Agreement, and (iii) all change of control, closing or signing bonuses and/or severance or retention or similar payments payable or benefits provided to any officer, director or employee of the Company or any of its Subsidiaries solely as a result of the Merger and not as a result of any events occurring post-Closing other than the passage of time and any gross up payments relating to any tax imposed under Section 4999 of the Code arising in connection with any of the foregoing, in each case, if and to the extent such fees and expenses are current expenses not taken into account for purposes of the Closing Net Working Capital Adjustment; provided, however, Transaction Expenses shall not include any Indebtedness Prepayment Expenses or any amounts payable in respect of the items listed in clauses (i), (ii) or (iii) above to the extent such items were paid by the Company or any of its Subsidiaries prior to the close of business on the day immediately preceding the Closing Date resulting in a corresponding increase in Indebtedness or decrease in Closing Cash at the time paid.

(b)    For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
Accounting Firm	4.2(b)
Acquisition Transaction	7.11
Agreement	Preamble
Alternative Financing	7.14(a)
Antitrust Filings	7.4(a)
Bankruptcy and Equity Exception	5.2
Books and Records	7.19(a)
Certificate	3.3(b)
Certificate of Merger	2.2
Chosen Courts	11.6
Claim	7.7(b)
Closing	10.1
Closing Date	10.1
Closing Option Cancellation Amount	3.2
Common Stock	3.1(b)
Company	Preamble
Company Benefit Plan	5.13(a)
Company Disclosure Document	7.9(c)
Company Disclosure Schedules	Introductory paragraph to Article V
Company Documents	5.2
Company Employees	7.9(a)
Company Intellectual Property	5.11(a)
Company Pension Plan	5.13(b)
Credit Agreement Payoff Amount	7.17
Credit Agreement Payoff Letter	7.17

Term	Section
Debt Commitment Letter	6.7
Disqualified Individual	7.9(c)
DOJ	7.4(a)
Effective Time	2.2
ERISA	5.13(a)
Escrow Account	3.4(a)
Escrow Agreement	3.4(a)
Estimated Cash	4.1
Estimated Indebtedness	4.1
Estimated Net Working Capital Adjustment	4.1
Estimated Statement	4.1
Estimated Transaction Expenses	4.1
Excluded Representations	8.1(a)
Final Closing Cash	4.2(e)
Final Closing Consideration	4.2(e)
Final Indebtedness	4.2(e)
Final Net Working Capital Adjustment	4.2(e)
Final Statement	4.2(b) or 4.2(c), as applicable
Final Transaction Expenses	4.2(e)
Financial Statements	5.6
Fried Frank	11.13(a)
FTC	7.4(a)
Indemnitee(s)	7.7(a)
Leased Real Property	5.10(b)
Liabilities	5.7
Licensed Intellectual Property	5.11(a)
Major Customers and Suppliers	5.20
Material Contract(s)	5.12(a)
Maximum Premium	7.7(c)
Merger	Recitals
Merger Sub	Preamble
Objection Notice	4.2(b)
OFAC	6.10
Option Cancellation Amount	3.2
Out-of-the-Money Options	3.2
Owned Real Property	5.10(a)
Parent	Preamble
Parent 280G Statement	7.9(c)
Parent Disclosure Schedules	Introductory paragraph to Article VI
Parent Documents	6.2
PCAOB	Definition of Required Financial Information
Post-Closing Adjustment Amount	4.2(e)
Post-Closing Adjustment Statement	4.2(a)
Post-Closing Consideration	4.3(a)

Term	Section
Representative	Preamble
Representative Expenses	11.12(e)
Required Audited Company Financial Statements	Definition of Required Financial Information
Section 280G Payments	7.9(c)
Securities Act	6.5
Stockholder Consent	Recitals
Stockholders Agreement	5.3(c)
Surviving Corporation	2.1
Unused Representative Expense Amount	4.3(b)
USA PATRIOT Act	6.10
(c)    Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:
Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
Dollars. Any reference in this Agreement to “$” or “dollars” means U.S. dollars. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Schedules is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. References to the transactions contemplated by this Agreement include the transactions contemplated by the other Company Documents and Parent Documents.
Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.
Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.
Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.
Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation and such item and underlying number are specifically set forth on the Company Disclosure Schedules, (ii) such item is otherwise specifically set forth on the balance sheet or financial statements or (iii) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.
Joint Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements contemplated hereby and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
THE MERGER
SECTION 2.1    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.
SECTION 2.2    Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and, as soon as practicable on or after the Closing Date, shall make all other filings and recordings required under the DGCL and Section 2.4 of this Agreement. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective is herein referred to as the “Effective Time”).
SECTION 2.3    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 2.4    Certificate of Incorporation and By-laws.
(a)    The certificate of incorporation of the Company shall be amended in the Merger to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law (and subject to Section 7.7).
(b)    The by-laws of the Company shall be amended in the Merger to be identical to the by-laws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the by-laws of the Surviving Corporation until amended in accordance with applicable Law (and subject to Section 7.7).
SECTION 2.5    Directors. From and after the Effective Time the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
SECTION 2.6    Officers. From and after the Effective Time the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.
ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES; PAYMENTS
SECTION 3.1    Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock or other securities of the Company, Parent or Merger Sub:
(a)    Each share of capital stock of Merger Sub issued and outstanding as of the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.
(b)    Each share of the common stock, par value $0.01 per share, of the Company (the “Common Stock”) issued and outstanding as of the Effective Time (other than the shares to be canceled pursuant to Section 3.1(c) or Section 3.1(d) below) shall automatically be canceled and retired and shall cease to exist and converted into the right to receive (i) the Per Share Closing Consideration, (ii) the Per Share Escrow Release Amount, (iii) the Per Share Positive Adjustment Amount, (iv) the Per Share Unused Representative Expense Amount and (v) the Per Share Post-Closing Consideration.

(c)    Each share of Common Stock that is owned by the Company as treasury stock immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.
(d)    Each share of Common Stock that is owned by Parent or any of its Affiliates immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.
SECTION 3.2    Cancellation of Options. In accordance with the terms of the MFI Holding Corporation 2010 Equity Incentive Plan, the Company shall take all actions necessary to cause (a) all unvested Options to become fully vested on the Closing Date, but prior to the Effective Time, and (b) as of the Effective Time, each Option to be cancelled and each cancelled Option (other than Out-of-the-Money Options) to be converted into the right to receive, with respect to each share of Common Stock underlying such Option, (i) the Per Share Closing Option Consideration (the aggregate amount payable in respect of Options pursuant to this Section 3.2(b)(i), the “Closing Option Cancellation Amount”), (ii) the Per Share Escrow Release Amount, (iii) the Per Share Positive Adjustment Amount, (iv) the Per Share Unused Representative Expense Amount and (v) the Per Share Post-Closing Consideration (the aggregate amount payable in respect of Options (other than Out-of-the-Money Options) pursuant to this Section 3.2, the “Option Cancellation Amount”), in each case, less required withholding Taxes. For the avoidance of doubt, each Out-of-the-Money Option shall be cancelled effective as of the Effective Time without any payment to the holder thereof, and no Out-of-the-Money Option shall be included in any calculation of the Closing Consideration or the Final Closing Consideration.
SECTION 3.3    Payments.
(a)    At or prior to the Closing, Parent shall (i) repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all Indebtedness outstanding under the Credit Agreement (including, for the avoidance of doubt, any and all prepayment or similar fees), by wire transfer of immediately available funds as directed by the Credit Agreement Payoff Letter, and cause all Liens relating thereto to be released and terminated and (ii) fund, or cause to be funded to the Company, the amounts required to enable the Company to redeem the Notes as provided in Section 7.15(b). The parties hereto acknowledge and agree that the Credit Agreement and the Notes are the only Indebtedness of the Company and its Subsidiaries to be repaid in connection with the Closing.
(b)    At the Closing, Parent shall pay or cause to be paid the Per Share Closing Consideration to the Stockholders by wire transfer of immediately available funds to one or more accounts designated by the Representative or by certified check if requested by the Representative and shall pay or cause to be paid the Closing Option Cancellation Amount to the Optionholders holding Options (other than Out-of-the-Money Options) by delivering such amount to the Surviving Corporation or one of its Subsidiaries for distribution through its payroll system. All disbursements to each Stockholder shall be made only after delivery by such Stockholder to the Company (and then by the Company to Parent) of a Letter of Transmittal and stock certificates representing all of such holder’s shares of Common Stock (each, a “Certificate”), and such other documents, in each case, as reasonably satisfactory to the Representative and Parent. The Company shall establish procedures to enable all Stockholders to deliver a Letter of Transmittal at or prior to the Closing and to receive payment for the shares of Common Stock covered thereby at the Effective Time.
SECTION 3.4    Escrow Agreement; Representative Expense Amount.
(a)    At the Closing, Parent, the Representative and the Company shall enter into an escrow agreement with the Escrow Agent effective as of the Closing Date which shall be substantially in the form attached hereto as Exhibit B (the “Escrow Agreement”), and Parent shall deliver the Escrow Amount to the Escrow Agent by wire transfer of immediately available funds to an account (the “Escrow Account”) to be designated and administered by the Escrow Agent pursuant to the Escrow Agreement. All costs, fees, charges and expenses assessed by the Escrow Agent to maintain the Escrow Account as required hereunder, and any and all penalties, obligations and liabilities associated therewith or arising therefrom shall be paid by the Surviving Corporation.
(b)    At the Closing, Parent shall deliver the Representative Expense Amount to the Representative by wire transfer of immediately available funds to one or more accounts designated by the Representative.
SECTION 3.5    No Further Ownership Rights in Common Stock. The merger consideration paid in accordance with the terms of this Article III and Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to all shares of Common Stock (and all Options), and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock (or Options) that were outstanding prior to the Effective Time. From and after the Effective Time, the Stockholders shall cease to have any rights with respect to shares of Common Stock and holders of Options shall cease to have any rights with respect to Options, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates that immediately prior to the Effective Time represented outstanding shares of Common Stock are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.
SECTION 3.6    Unclaimed Consideration. Any portion of the merger consideration that remains undistributed to the holders of Certificates for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of a Certificate who has not theretofore complied with this Article III shall thereafter look only to Parent for, and Parent shall remain liable for, payment of any such holder’s claim for a portion of the merger consideration with respect to such Certificate, without interest thereon, in accordance with this Article III. If any Certificate shall not have been surrendered immediately prior to such date on which any portion of the merger consideration with respect thereto would otherwise escheat to or become the property of any Governmental Body, any such portion of the merger consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

ARTICLE IV
DETERMINATION OF CLOSING CONSIDERATION AND POST-CLOSING
ADJUSTMENTS
SECTION 4.1    Closing Estimates. Not less than three (3) Business Days prior to the Closing, the Company shall prepare and deliver to Parent a statement (the “Estimated Statement”) reflecting the Company’s good faith calculation of the Closing Consideration. In connection with determining the Closing Consideration, the Company shall estimate the Closing Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”), Closing Indebtedness (the “Estimated Indebtedness”), Closing Cash (the “Estimated Cash”) and Closing Transaction Expenses (the “Estimated Transaction Expenses”). Parent shall be entitled to review, comment in and request reasonable changes to the Estimated Net Working Capital Adjustment, the Estimated Indebtedness, the Estimated Cash, and the Estimated Transaction Expenses, and the Company shall consider in good faith any written comments made by Parent with respect to the Estimated Statement prior to the Closing Date.
SECTION 4.2    Post-Closing Adjustments.
(a)    As promptly as practicable after the Closing, but in no event later than seventy-five (75) days after the Closing Date, Parent shall cause the Surviving Corporation to prepare and deliver to the Representative (on behalf of the Stockholders) a statement (the “Post-Closing Adjustment Statement”) setting forth the Surviving Corporation’s calculation of the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, which shall be calculated on a basis consistent with this Agreement, including, as applicable, Exhibit C.
(b)    The Surviving Corporation and Parent shall (i) permit the Representative and its representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) and shall cooperate with the Representative in seeking to obtain work papers from the Surviving Corporation pertaining to or used in connection with the preparation of the Post-Closing Adjustment Statement and provide the Representative with copies thereof (as reasonably requested by the Representative) and (ii) provide the Representative and its representatives reasonable access to the employees and accountants of Parent and the Surviving Corporation as reasonably requested by the Representative. If the Representative (on behalf of the Stockholders and Optionholders) disagrees with any part of the Surviving Corporation’s calculation of the Closing Net Working Capital Adjustment, the Closing Indebtedness, the Closing Cash or the Closing Transaction Expenses as set forth on the Post-Closing Adjustment Statement, the Representative shall, within forty-five (45) days after the Representative’s receipt of the Post-Closing Adjustment Statement, notify Parent in writing of such disagreement (an “Objection Notice”). The Objection Notice shall specify which aspects of the Post-Closing Adjustment Statement are being disputed and describe the basis for such dispute by setting forth the Representative’s own calculation of the Closing Net Working Capital Adjustment, the Closing Indebtedness, the Closing Cash or the Closing Transaction Expenses, as applicable. If the Representative does not deliver an Objection Notice within such forty-five (45) day period, then the Post-Closing Adjustment Statement shall be conclusive, final and binding on all of the parties (in such instance, a “Final Statement”). If an Objection Notice is delivered to Parent, then Parent and the Representative (on behalf of the Stockholders and Optionholders) shall negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses and any such resolution shall be conclusive and binding on all of the parties (in such instance, a “Final Statement”). In the event that Parent and the Representative are unable to resolve all such disagreements within thirty (30) days after Parent’s receipt of such Objection Notice, Parent or the Representative may submit such remaining disagreements to any nationally recognized certified public accounting firm other than PricewaterhouseCoopers or Ernst & Young as is reasonably acceptable to Parent and the Representative (the “Accounting Firm”).

(c)    Parent and the Representative shall use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements with respect to the computation of the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and Closing Transaction Expenses identified in the Objection Notice as soon as practicable, but in any event shall direct the Accounting Firm to render a determination within forty-five (45) days after its retention. The Accounting Firm shall consider only those items and amounts in the Surviving Corporation’s and the Representative’s respective calculations of the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and Closing Transaction Expenses that are identified as being items and amounts to which Parent and the Representative have been unable to agree. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Firm’s determination of the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses, as applicable, shall be based solely on written materials submitted by Parent and the Representative (i.e., not on independent review) and on the definitions set forth in this Agreement. The determination of the Accounting Firm shall be conclusive and binding upon the parties hereto and shall not be subject to appeal or further review (other than with respect to errors in arithmetic calculations) (in such instance, a “Final Statement”).
(d)    The costs and expenses of the Accounting Firm in determining the Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and Closing Transaction Expenses shall be borne by the Surviving Corporation, on the one hand, and the Representative, on behalf of the Stockholders and the Optionholders (which amount shall be treated as a Representative Expense and paid from the Escrow Account as provided in Section 11.12), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party (by way of illustration only, if Parent claims the Closing Net Working Capital Adjustment is $5,000 less than the amount determined by the Representative, and the Representative contests only $4,000 of the amount claimed by Parent, and if the Accounting Firm ultimately resolves the dispute by awarding Parent $3,000 of the $4,000 contested, then the costs and expenses of the Accounting Firm will be allocated 75% (i.e., 3,000 ÷ 4,000) to the Representative (on behalf of the Stockholders) and 25% (i.e., 1,000 ÷ 4,000) to Parent.

(e)    The Closing Net Working Capital Adjustment, Closing Indebtedness, Closing Cash and Closing Transaction Expenses set forth on any Final Statement as determined in accordance with this Section 4.2 is the “Final Net Working Capital Adjustment”, “Final Indebtedness”, “Final Closing Cash” and “Final Transaction Expenses”. For purposes of this Agreement, “Final Closing Consideration” means, without duplication, (i) two billion four hundred fifty million dollars ($2,450,000,000), less (ii) Final Indebtedness, plus (iii) Final Closing Cash, less (iv) Final Transaction Expenses, plus (v) the Final Net Working Capital Adjustment, less (vi) the Escrow Amount, less (vii) the Representative Expense Amount. For the avoidance of doubt, in no event shall any amount constituting Indebtedness Prepayment Expenses be taken into account in the calculation of Final Indebtedness or Final Transaction Expenses for purposes of calculating the Final Closing Consideration or any component thereof. For purposes of this Agreement, “Post-Closing Adjustment Amount” means (x) the Final Closing Consideration less (y) the Closing Consideration (which may be a positive or negative number). Within five (5) Business Days after the Final Closing Consideration and the Post-Closing Adjustment Amount are finally determined pursuant to this Section 4.2:
(i)    If the Post-Closing Adjustment Amount is a positive amount, (A) Parent will promptly pay to, or at the direction of, the Representative, for payment to the Stockholders and Optionholders holding Options, other than Out-of-the-Money Options, such positive amount by wire transfer or delivery of other immediately available funds and (B) Parent and the Representative shall provide joint written instructions to the Escrow Agent to release all amounts remaining in the Escrow Account to, or at the direction of, the Representative, for payment to the Stockholders and Optionholders holding Options other than Out-of-the-Money Options, in each case, by wire transfer or delivery of other immediately available funds.
(ii)    If the Post-Closing Adjustment Amount is a negative amount, Parent and the Representative will promptly instruct the Escrow Agent to (A) pay to Parent an amount equal to the lesser of (x) the absolute value of the Post-Closing Adjustment Amount and (y) the amount in the Escrow Account, and (B) release all amounts, if any, remaining in the Escrow Account to, or at the direction of, the Representative for payment to the Stockholders and Optionholders holding Options other than Out-of-the-Money Options, in each case, by wire transfer or delivery of other immediately available funds.
(iii)    If the Stockholders and Optionholders holding Options, other than Out-of-the-Money Options, are entitled to receive any distributions under this Section 4.2, the Representative shall distribute or direct funds (A) to each Stockholder such Stockholder’s Per Share Escrow Release Amount and the Per Share Positive Adjustment Amount for each share of Common Stock held by such Stockholder immediately prior to the Effective Time and (B) to the Surviving Corporation for payroll processing and distribution at the next administratively practicable payroll date to each Optionholder holding Options, other than Out-of-the-Money Options, the Per Share Escrow Release Amount and the Per Share Positive Adjustment Amount, as applicable, for each share of Common Stock underlying such Options (other than Out-of-the-Money Options) held by such Optionholder immediately prior to the Effective Time.
SECTION 4.3    Other Post-Closing Payments.

(a)    Parent agrees that, on the one year anniversary of the Closing Date (or next Business Day thereafter if such date shall not be a Business Day), Parent shall pay to Stockholders and Optionholders holding Options immediately prior to the Effective Time, other than Out-of-the-Money Options, as additional Closing Consideration, an aggregate amount of fifty million dollars ($50,000,000) (the “Post-Closing Consideration”). On such date, Parent shall pay or cause to be paid (A) to each Stockholder such Stockholder’s Per Share Post-Closing Consideration for each share of Common Stock held by such Stockholder immediately prior to the Effective Time and (B) to the Surviving Corporation for payroll processing and distribution at the next administratively practicable payroll date to each Optionholder holding Options, other than Out-of-the-Money Options, the Per Share Post-Closing Consideration, for each share of Common Stock underlying such Options (other than Out-of-the-Money Options) held by such Optionholder immediately prior to the Effective Time. Such payment shall be made without setoff, counterclaim or any deduction whatsoever. The parties acknowledge that the payment referred to in this Section is intended as an estimate of the value of certain tax benefits that the Company should realize from payments made by or on behalf of the Company in connection with the transactions described in this Agreement, but, for the avoidance of doubt, the amount of such payment is a sum certain and shall not be adjusted regardless of whether the actual tax benefits realized by the Company are greater than or less than such estimate.
(b)    Promptly following any determination by the Representative that the amount then remaining of the Representative Expense Amount will no longer be needed to pay any Representative Expenses, the Representative shall pay to the Stockholders and the Optionholders such remaining amount (the “Unused Representative Expense Amount”). On such date, the Representative shall pay or cause to be paid (A) to each Stockholder such Stockholder’s Per Share Unused Representative Expense Amount for each share of Common Stock held by such Stockholder immediately prior to the Effective Time and (B) to the Surviving Corporation for payroll processing and distribution at the next administratively practicable payroll date to each Optionholder holding Options, other than Out-of-the-Money Options, the Per Share Unused Representative Expense Amount, for each share of Common Stock underlying such Options (other than Out-of-the-Money Options) held by such Optionholder immediately prior to the Effective Time.
SECTION 4.4    Any payment to be made pursuant to Section 4.2(e) or Section 4.3 shall be treated by all parties for tax purposes as an adjustment to the purchase price, unless otherwise required under applicable Law.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the disclosure schedules delivered by the Company to Parent in connection with this Agreement (the “Company Disclosure Schedules”), or as set forth in any Company SEC Documents (excluding any disclosures contained therein under the captions “Risk Factors” or “Forward Looking Statements” and any other disclosures contained therein relating to information, factors or risks that are cautionary, predictive or forward-looking in nature and then (i) only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Document to a matter covered by a representation or warranty set forth in Article V is reasonably apparent as to matters which are a subject of such representation or warranty, (ii) excluding any matters required to be disclosed for purposes of Section 5.4 and (iii) without giving effect to any amendment to any such documents filed on or after the date hereof ), the Company hereby represents and warrants to Parent and Merger Sub that each statement contained in this Article V is true, correct and complete. The Company Disclosure Schedules have been arranged, for purposes of convenience only, in sections corresponding to the Sections of this Article V. Each section of the Company Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Company Disclosure Schedules to the extent it is reasonably apparent that such information applies to such other section.

SECTION 5.1    Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the State of Delaware, and has all requisite corporate power and authority and governmental authorizations to own, operate, lease and otherwise hold its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each other jurisdiction in which it owns, operates, leases or otherwise holds properties or assets, or conducts any business, so as to require such qualification, except where the lack of such power, authority, authorization, license or qualification would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.
SECTION 5.2    Authorization of Agreement. The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by the Company in connection with the consummation of the transactions contemplated hereby and thereby (the “Company Documents”), and to perform its obligations and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company, including, to the extent required by the DGCL and the Company’s certificate of incorporation, as amended, except for the Stockholder Consent, and, except for the Stockholder Consent, no other corporate proceedings on its part are necessary to authorize the execution, delivery or performance of this Agreement or any Company Document and the consummation of the transactions contemplated hereby and thereby. When delivered, the Stockholder Consent will be irrevocable and is the only vote of the holders of any securities of the Company or any of its Subsidiaries necessary to approve and adopt this Agreement, the Merger, the Company Documents and the other transactions contemplated hereby and thereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the receipt of the Stockholder Consent and the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

SECTION 5.3    Conflicts; Consents of Third Parties.
(a)    Except as set forth in Section 5.3(a) of the Company Disclosure Schedule, none of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation by the Company of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will (i) conflict with or violate the certificate of incorporation and by-laws or comparable organizational documents of the Company or any of its Subsidiaries, (ii) conflict with or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of acceleration, termination or cancellation of any obligation, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under any: (A) Material Contract or material Permit to which the Company or any of its Subsidiaries is a party or by which any of the properties or assets of the Company or any of its Subsidiaries are bound; (B) Order applicable to the Company or any of its Subsidiaries or by which any of the properties or assets of the Company or any of its Subsidiaries are bound; or (C) applicable Law, other than, in the case of clause (ii) such items that would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.
(b)    Except as set forth in Section 5.3(b) of the Company Disclosure Schedule, no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person (under any Contract or otherwise) or Governmental Body is required on the part of the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement or the Company Documents or the compliance by the Company or any of its Subsidiaries with any of the provisions hereof or thereof, or the consummation by the Company of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings (i) required to be made under the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws, and (ii) as may be required by any applicable federal or state securities or “blue sky” laws and (iii) such consents, waivers, approvals, Orders, Permits, authorizations, declarations or filings that are not material to the Company and its Subsidiaries taken as a whole.
(c)    Simultaneously with the execution of this Agreement, the requisite Stockholders party to the Stockholders Agreement, dated as of June 29, 2010, by and among the Company and the Stockholders party thereto (the “Stockholders Agreement”), will exercise their rights under Section 7(a) of the Stockholders Agreement by delivery of a “Bring-Along Notice” (as defined in the Stockholders Agreement). Effective upon such delivery and the subsequent receipt by the Company of the Stockholder Consent, no Stockholder shall be entitled to exercise any rights of appraisal or dissenters rights under the DGCL that such Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger.
SECTION 5.4    Capitalization.

(a)    As of April 16, 2014, the authorized capital stock of the Company consists of (i) 50,000 shares of preferred stock, par value $0.01 per share, of which no shares are outstanding and (ii) 450,000 shares of Common Stock, of which 243,664.25 shares are outstanding. No shares of the Company are held in treasury. Section 5.4(a) of the Company Disclosure Schedule sets forth (i) the names of the holders of record and beneficial owners of all shares of Common Stock and the number of shares held by each such holder and (ii) the names of the holders of each outstanding Option, the number of shares of Common Stock subject thereto and the exercise price thereof.
(b)    All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, were issued in compliance with applicable securities Laws or exemptions therefrom and, except as set forth in Section 5.4(b) of the Company Disclosure Schedule, were not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the certificate of incorporation or by-laws of the Company or any Subsidiary or any Contract to which the Company is a party or otherwise bound.
(c)    Except as set forth above and in Section 5.4(c) of the Company Disclosure Schedule, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any of its Subsidiaries.
(d)    Except as set forth in Section 5.4(d) of the Company Disclosure Schedule, there are not any outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries.
(e)    None of the Company nor any of its Subsidiaries is a party to any Contract, right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement or stockholders agreement regarding the purchase, sale or voting, after the date hereof, of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for any shares of capital stock of the Company or any of its Subsidiaries, other than this Agreement and except as set forth on Section 5.4(e) of the Company Disclosure Schedule.
SECTION 5.5    Subsidiaries.
(a)    Section 5.5(a) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s Subsidiaries and each such Subsidiary’s jurisdiction of incorporation. Except as set forth on Section 5.5(a) of the Company Disclosure Schedule, the Company does not, directly or indirectly own, of record or beneficially, or directly or indirectly hold, the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other Person.

(b)    All outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are owned by the Company, directly or indirectly through one or more of its wholly-owned Subsidiaries, free and clear of any Liens, other than restrictions under applicable securities Laws and Permitted Exceptions. Each Subsidiary is a corporation, limited liability company, limited company or cooperative duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite corporate, limited liability company, limited company or cooperative power and authority and governmental authorizations to own, operate, lease and otherwise hold its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each other jurisdiction in which it owns, operates, leases or otherwise holds properties or assets, or conducts any business, so as to require such qualification, except where the lack of such power, authority, authorization, license or qualification would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is obligated to make any capital contribution or to assume or otherwise become liable for any Indebtedness or obligations to make any payments with respect to any investment in any other Person.
SECTION 5.6    Financial Statements. The Company has delivered to Parent copies of the following financial statements: the audited consolidated balance sheet of Michael Foods Group, Inc. and its Subsidiaries as of December 29, 2012 and December 28, 2013 and the related audited consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows of Michael Foods Group, Inc. and its Subsidiaries for the three years in the period ended December 28, 2013 (the “Financial Statements”). The Financial Statements (i) have been prepared in accordance with GAAP consistently applied, (ii) are consistent with the books and records of Michael Foods Group, Inc. and (iii) fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Michael Foods Group, Inc. and its Subsidiaries as of the dates and for the periods indicated therein.
SECTION 5.7    No Undisclosed Liabilities. Except as reflected in the Financial Statements, neither the Company nor any of its Subsidiaries has any Indebtedness, obligations or liabilities of any kind, whether accrued, absolute, fixed or contingent (together the “Liabilities”) other than Liabilities (i) set forth on Section 5.7 of the Company Disclosure Schedule, (ii) incurred in the Ordinary Course of Business after December 28, 2013, (iii) incurred in connection with the transactions contemplated hereby, (iv) that have been discharged or paid in full prior to the date hereof in the Ordinary Course of Business or (v) that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.
SECTION 5.8    Absence of Certain Developments. Except as contemplated by this Agreement and except as set forth in Section 5.8 of the Company Disclosure Schedule, since December 28, 2013 (i) the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business, and (ii) there has not been any Event that, individually or in the aggregate together with all other Events, has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 5.9    Taxes. Except as set forth on Section 5.9 of the Company Disclosure Schedule:
(a)    The Company and each of its Subsidiaries has timely filed all material Tax Returns required to be filed by it, and all material Taxes of the Company and each of its Subsidiaries have been timely paid.  All such Tax Returns are true, correct and complete in all material respects.
(b)    All amounts collected or withheld by the Company for the payment of Taxes have been, or will be, timely remitted to the Taxing Authority to whom such payment is due.
(c)    No examination, claim, assessment, deficiency or other Proceeding is pending or, to the Knowledge of the Company, threatened with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries.
(d)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (which waiver or extension is still in effect), and no requests for waivers of the time to assess any Tax have been made that are still pending (in each case, other than in connection with extensions of time to file Tax Returns obtained in the ordinary course).
(e)    Except for any group of which the Company is or any of its Subsidiaries is or was the common parent, none of the Company or any of its Subsidiaries is or was a member of an Affiliated Group or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any analogous or similar provision of law, as a transferee or successor, by contract, or otherwise.
(f)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, any taxable period (or portion thereof) ending after the Closing Date as a result of any deferred intercompany transactions.
(g)    Neither the Company nor any of its Subsidiaries is or has been a party to a “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b).
SECTION 5.10    Real Property.
(a)    Section 5.10(a) of the Company Disclosure Schedule sets forth all real property owned by the Company and its Subsidiaries (the “Owned Real Property”). Except as would not have a Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property.
(b)    The real property demised by the leases listed on Section 5.10(b) of the Company Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased by the Company and its Subsidiaries. Except as would not have a Material Adverse Effect or as set forth on Section 5.10(b) of the Company Disclosure Schedule, the Leased Real Property leases are in full force and effect, subject to proper authorization and execution of such lease by the other party and the Bankruptcy and Equity Exception. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice that it is in default in any material respect under any Leased Real Property lease.

SECTION 5.11    Intellectual Property.
(a)    Section 5.11(a) of the Company Disclosure Schedule sets forth a list of all (i) patents and patent applications and trademark, service mark and copyright registrations and applications for registration, in each case, that are owned by the Company or any of its Subsidiary and material to the business as currently conducted (collectively, “Company Intellectual Property”) and (ii) licenses of Intellectual Property (other than licenses concerning commercially available off-the-shelf software) granted by third parties to the Company or any of its Subsidiaries, that are material to the business (“Licensed Intellectual Property”).
(b)    Except as would not have a Material Adverse Effect, the Company or one of its Subsidiaries: (i) is the owner of all right, title and interest in and to each item of Company Intellectual Property listed in Section 5.11(a) of the Company Disclosure Schedule, and (ii) is entitled to use each item of Licensed Intellectual Property in the operation of its business as currently conducted in all material respects.
(c)    Except as would not have a Material Adverse Effect, (i) no Proceeding is currently pending or, to the Knowledge of the Company, threatened in writing by any person that the current use by the Company or any of its Subsidiaries of the Company Intellectual Property infringes the material Intellectual Property of a third party in any material respect; and (ii) no Proceeding is currently pending or threatened in writing, against any third party involving an infringement or misappropriation by such third party of any Company Intellectual Property and, to the Knowledge of the Company, no third party is engaging in any activity that infringes or misappropriates Company Intellectual Property.
SECTION 5.12    Material Contracts.
(a)    Section 5.12(a) of the Company Disclosure Schedule sets forth all of the following Contracts (each a “Material Contract” and, collectively, the “Material Contracts”) to which the Company or any of its Subsidiaries is a party or by which any of them is bound (excluding any Contract covered by Section 5.13) and which:
(i)    involve payments of more than $1,500,000 per year and relate to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien on any of the assets of the Company or any of its Subsidiaries, other than Permitted Exceptions;
(ii)    relate to joint ventures;
(iii)    provide for severance, retention, change of control or other similar payments to employees involving payments in excess of $150,000;

(iv)    to the Knowledge of the Company, would impose any restrictions upon the ability of the Company and its Subsidiaries from freely engaging in their businesses anywhere in the world;
(v)    constitute a guaranty of any obligation of any Person (other than the Company or any of its Subsidiaries);
(vi)    relate to the supply, manufacturing, distribution, marketing, advertising or promotion of products or services involving in any such case payments by the Company or any of its Subsidiaries of more than $6,000,000 per year (other than purchases made pursuant to purchase orders in the Ordinary Course of Business);
(vii)    relate to the supply of products or services by the Company or its Subsidiaries involving in any such case payments to the Company or any of its Subsidiaries of more than $6,000,000 per year (other than sales made pursuant to purchase orders in the Ordinary Course of Business);
(viii)    relate to the pending acquisition or sale of a business having a fair market value in excess of $1,500,000;
(ix)    constitute an employment agreement or option agreement with an employee or executive officer of the Company;
(x)    constitute a consulting agreement providing for payments thereunder in excess of $300,000 in the aggregate; or
(xi)    constitute a Contract under which a Person (other than the Company, any of its Subsidiaries or any of their respective customers) is advanced or loaned an amount exceeding $500,000.
(b)    Except as set forth in Section 5.12(b) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company and its Subsidiaries under any Material Contract, except for defaults that would not have a Material Adverse Effect.
(c)    Except as set forth in Section 5.12(c) of the Company Disclosure Schedule, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect under any Material Contract.
SECTION 5.13    Employee Benefits Plans.
(a)    Section 5.13(a) of the Company Disclosure Schedule lists each material “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material bonus, stock option, stock purchase, incentive, deferred compensation, fringe benefit, employment agreement or employee benefit plan or program which the Company or any of its Subsidiaries sponsors or maintains, to which the Company or any of its Subsidiaries is required to contribute or has contributed, or under which the Company or any of its Subsidiaries has or may have any liability (each, a “Company Benefit Plan”). The Company has made available to Parent true, correct and complete copies (other than with respect to a multiemployer plan) of (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract and any other funding instrument relating to any Company Benefit Plan. The Company Benefit Plans are all in compliance with their terms and the applicable provisions of ERISA, the Code and all other applicable Laws, except for any noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Material Adverse Effect.
(b)    To the Knowledge of the Company, (i) all Company Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) and that are intended to be tax qualified under Section 401(a) of the Code that are sponsored or maintained by the Company or any of its Subsidiaries (each, a “Company Pension Plan”) are so qualified and (ii) no event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan. The Company has made available to Parent a true, correct and complete copy of the most recent determination letter or opinion/advisory letter, as applicable, received with respect to each Company Pension Plan, as well as a true, correct and complete copy of each pending application for a determination letter, if any.
(c)    Except as would not individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect, none of the Company Benefit Plans provides retiree medical or other retiree welfare benefits to any Person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.
(d)    All material contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the date hereof in accordance with the terms of the Company Benefit Plans have been timely made.
(e)    No Company Benefit Plan is (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA). Neither the Company nor any of its Subsidiaries has incurred or is reasonably likely to incur any material liability under Title IV of ERISA that has not been satisfied in full.
(f)    Each Company Benefit Plan that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required.

(g)    Except for routine claims for benefits, there is no pending or threatened legal action, proceeding, or investigation, suit, grievance, arbitration or other manner of litigation involving any Company Benefit Plan.
(h)    Neither the Company nor any of its Subsidiaries has any liability for payments or benefits due as a result of any “mass layoff” or “employment loss” (each as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended) which has not been satisfied in full; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger any applicable provisions of any similar state or local Law.
SECTION 5.14    Labor.
(a)    Except as set forth on Schedule 5.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any unexpired labor or collective bargaining agreement. The Company has made available to Parent true, correct and complete copies of the labor or collective bargaining agreements listed on Section 5.14 of the Company Disclosure Schedule, together with all amendments, modifications or supplements thereto in effect as of the date of this Agreement.
(b)    There are no (i) strikes, work stoppages, work slowdowns or lockouts pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, (ii) to the Knowledge of the Company, union organization campaigns with respect to employees of the Company or any of its Subsidiaries and no disputes concerning representation of such employees exists, (iii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries, or (iv) written communications received by the Company or any of its Subsidiaries of the intent of any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress.
SECTION 5.15    Litigation. Except as set forth on Section 5.15 of the Company Disclosure Schedule, there are no (i)  investigations by a Governmental Body pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that are material to the Company and its Subsidiaries, taken as a whole; or (ii)  Proceedings involving, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, that are material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 5.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or subject to any material outstanding Order.
SECTION 5.16    Compliance with Laws; Permits.
(a)    (i) The Company and its Subsidiaries are in compliance in all material respects with all Laws of any Governmental Body applicable to their respective businesses or operations, including, as applicable, the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 201 et seq.) and the Egg Products Inspection Act (21 U.S.C. § 1031 et seq.), and (ii) except as set forth on Section 5.16 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice of, has Knowledge of, or has been charged with, any material violation of any Laws.

(b)    The Company and its Subsidiaries currently have all Permits required for the operation of their respective businesses as presently conducted, except where the absence of which would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect. Each of the Company and its Subsidiaries is in compliance with the terms of the Permits to which it is a party, except for failures to comply or violations that would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.
(c)    The egg-laying operations of the Company and its Subsidiaries are in compliance with all applicable requirements of the U.S. Food and Drug Administration and United States Department of Agriculture’s Food Safety and Inspection Service, and each egg-products facility of the Company and its Subsidiaries is SQF-Level 3 certified, operates an environmental monitoring program for Salmonella enteritidis and Listeria, and conducts pathogen testing of all finished goods, except where the failure to comply, to be so certified, to so operate, or to so test would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.
SECTION 5.17    Environmental Matters. Except as set forth on Section 5.17 of the Company Disclosure Schedule, (i) the Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws; (ii) neither the Company nor any of its Subsidiaries is a party to any pending, or to the Knowledge of the Company, threatened Proceeding alleging non-compliance by the Company or its Subsidiaries with, or that the Company or its Subsidiaries have a liability under, Environmental Laws; and (iii) to the Knowledge of the Company, except as set forth on Section 5.17 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have released or caused the release of any Hazardous Materials into the environment on or from the Owned Real Property or the Leased Real Property is required under applicable Environmental Laws to be abated or remediated by the Company or any of its Subsidiaries, with respect to clause (i), (ii) or (iii), which non-compliance, Proceeding or release would have a Material Adverse Effect. The Company has provided or made available to Parent all Phase I and Phase II environmental site assessment reports performed by or on behalf of the Company on any of the Owned Real Property or Leased Real Property since January 1, 2003 which are in its possession or control.
SECTION 5.18    Insurance. The material insurance policies maintained with respect to the Company and its Subsidiaries and their respective assets and properties are set forth on Section 5.18 of the Company Disclosure Schedule. Except as would not have a Material Adverse Effect, all such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet but may be required to be paid with respect to any period ending prior to the Closing Date) and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

SECTION 5.19    Transactions with Affiliates. Except as set forth in Section 5.19 of the Company Disclosure Schedule, to the Knowledge of the Company, no Contract between the Company or any of its Subsidiaries, on the one hand, and any of the Stockholders, on the other hand, will continue in effect subsequent to the Closing.
SECTION 5.20    Customers and Suppliers. Section 5.20 of the Company Disclosure Schedule sets forth a list of the Company’s and its Subsidiaries’ top ten (10) customers and suppliers (determined by the amount of total purchases or sales, as applicable) for the twelve-month period ending December 28, 2013 (the “Major Customers and Suppliers”). To the Knowledge of the Company, since December 28, 2013, none of the Major Customers and Suppliers has threatened in writing any termination, material change in, cancellation or material limitation of, its business relationship with the Company or any of its Subsidiaries.
SECTION 5.21    Financial Advisors. Except as set forth on Section 5.21 of the Company Disclosure Schedule, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement, and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof.
SECTION 5.22    No Other Representations or Warranties; Disclosure Schedules. Except for the representations and warranties contained in this Article V (as modified by the Company Disclosure Schedules hereto as supplemented or amended in accordance with the terms hereof), neither the Company nor any other Person makes any other express or implied representation or warranty with respect the Company, its Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in Article V hereof (as modified by the Company Disclosure Schedules hereto as supplemented or amended in accordance with the terms hereof), the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent or any of its Affiliates or representatives by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any agreement or other instrument or obligation.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as disclosed in the disclosure schedules (the “Parent Disclosure Schedules”) delivered to the Company in connection with this Agreement, Parent hereby represents and warrants to the Company that each statement contained in this Article VI is true, correct and complete. The Parent Disclosure Schedules have been arranged, for purposes of convenience only, in sections corresponding to the Sections of this Article VI. Each section of the Parent Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Parent Disclosure Schedules to the extent it is reasonably apparent that such information applies to such other section.
SECTION 6.1    Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now being conducted, except where the failure to have such power and authority would not have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business as now being conducted, except where the failure to have such power and authority would not have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated hereby. Merger Sub is a newly-formed corporation organized for the sole purpose of being merged with and into the Company as part of the Merger and has no assets, liabilities or properties and otherwise does not conduct any business. Parent owns all of the issued and outstanding stock of Merger Sub.
SECTION 6.2    Authorization of Agreement. Parent and Merger Sub each has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated hereby or to be executed by Parent and/or Merger Sub in connection with the consummation of the transactions contemplated hereby and thereby including the Debt Commitment Letter (collectively, the “Parent Documents”) and to perform its obligations and consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement, the Debt Commitment Letter and each other Parent Document to which Parent and/or Merger Sub is a party has been duly authorized by all necessary requisite action on behalf of Parent and/or Merger Sub, as applicable, and no other corporate proceedings on the part or Parent or Merger Sub is necessary to authorize the execution, delivery or performance of this Agreement or any Parent Document. Parent, as the sole stockholder of Merger Sub, has adopted this Agreement and authorized and approved the Merger in accordance with the applicable provisions of Merger Sub’s certificate of incorporation and the DGCL. No other vote of the shareholders of Merger Sub and no vote of the shareholders of Parent is necessary to authorize the execution, delivery or performance of this Agreement or any Parent Document. This Agreement and the Debt Commitment Letter has been, and each other Parent Document will be at or prior to the Closing, duly executed and delivered by Parent and Merger Sub, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and the Debt Commitment Letter constitutes, and each Parent Document when so executed and delivered will constitute, the legal, valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, subject to the Bankruptcy and Equity Exception.

SECTION 6.3    Conflicts; Consents of Third Parties.
(a)    None of the execution and delivery by Parent or Merger Sub of this Agreement, the Debt Commitment Letter or the Parent Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Parent or Merger Sub with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation and by-laws of Parent or Merger Sub; (ii) any Contract or Permit to which Parent or Merger Sub is a party or by which any of the properties or assets of Parent or Merger Sub are bound; (iii) any Order applicable to Parent or Merger Sub or by which any of the properties or assets of Parent or Merger Sub are bound; or (iv) any applicable Law, other than, in the case of clauses (ii), (iii) and (iv), such items that, individually or in the aggregate, would not have, or reasonably be expected to have, a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.
(b)    No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Parent or Merger Sub in connection with the execution and delivery of this Agreement, the Debt Commitment Letter or the other Parent Documents or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for compliance with the applicable requirements of the HSR Act and the rules and regulations promulgated thereunder and any other applicable Antitrust Laws.
SECTION 6.4    Litigation. There are no Proceedings pending or, to the knowledge of Parent, threatened that are reasonably likely to prohibit or restrain the ability of Parent and/or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.
SECTION 6.5    Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.
SECTION 6.6    No Brokers. None of Parent, Merger Sub nor or any of their respective Affiliates has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder’s fees, commissions or other amounts with respect to this Agreement, the other documents contemplated hereby or the transactions contemplated hereby or thereby.

SECTION 6.7    Financing. Parent has cash available, existing committed borrowing facilities and existing debt commitment letters (the “Debt Commitment Letter”) which are sufficient to enable it to pay the Closing Consideration and satisfy all of its other payment obligations hereunder as required by and in accordance with this Agreement. Attached to Section 6.7 of the Parent Disclosure Schedule is an accurate and complete copy of the Debt Commitment Letter and the related fee letter (redacted in a customary manner). The Debt Commitment Letter is in full force and effect, enforceable in accordance with its terms, duly authorized by the parties thereto and has not been amended, modified or supplemented in any manner (provided, that Parent may replace or amend the Debt Commitment Letter to add Financing Sources which have not executed the Debt Commitment Letter as of the date hereof, or otherwise replace or amend the Debt Commitment Letter so long as any such replacement or amendment would not (x) expand the conditions precedent to the financing as set forth in the Debt Commitment Letter as of the date hereof, (y) be reasonably expected to delay the Closing or (z) reduce the aggregate amount available under the Debt Commitment Letter below an amount that, when combined with Parent’s other sources of funds, is sufficient to pay the Closing Consideration and satisfy all of its other payment obligations hereunder as required by and in accordance with this Agreement). Parent has fully paid (or caused to be paid) any and all commitment fees or other fees under the Debt Commitment Letter that are due and payable on or prior to the date hereof. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent, nor to the knowledge of Parent, any other party thereto, under the Debt Commitment Letter, and Parent does not believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it under the Debt Commitment Letter (and for the avoidance of doubt, Parent possesses the financial statements of Dakota Growers Pasta Company, Inc. required to be provided to the financing sources under the Debt Commitment Letter pursuant to the terms of the Debt Commitment Letter) on or prior to the Closing Date. There are no conditions precedent related to the funding of the full amount of the financing contemplated by the Debt Commitment Letter other than those conditions precedent as expressly set forth in the Debt Commitment Letter. There are no side letters or other agreements, contracts or arrangements that affect or limit the funding of the full amount of the financing contemplated by the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter. Notwithstanding anything in this Agreement to the contrary, Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the acquisition is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements (including the amendment or other modification of the Credit Agreement or any other existing financing arrangement), or Parent’s obtaining any financing or the availability, grant, provision or extension of any financing to Parent. Parent has, or can derive from information it will have access to, all information required to be delivered pursuant to by Sections 2, 7 and 8 of Annex D of the Debt Commitment Letter (except to the extent that the information pertains to the Company or any of its Subsidiaries and constitutes a part of the Required Financial Information).
SECTION 6.8    Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. At and immediately after the Effective Time, and after giving effect to the Merger and the other transactions contemplated by this Agreement, the Surviving Corporation (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured); (b) will have adequate capital and liquidity with which to engage in its business; and (c) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured.

SECTION 6.9    Condition of the Business. Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges that neither the Company nor any of its Affiliates nor any other Person is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article V (as modified by the Company Disclosure Schedules hereto as supplemented or amended in accordance with the terms hereof). Parent further acknowledges that none of the Company, nor any of its Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries, or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and none of the Company, any of its Affiliates or any other Person will have or be subject to any liability to Parent or any other Person resulting from the distribution to Parent or its representatives or Parent’s use of, any such information, including any confidential memoranda distributed on behalf of the Company relating to the Company or any of its Subsidiaries or other publications or data room information provided to Parent or its representatives, or any other document or information in any form provided to Parent or its representatives in connection with the sale of the Company and its Subsidiaries and the transactions contemplated hereby. Parent and Merger Sub are knowledgeable about the industry in which the Company operates and the Laws and regulations applicable to the Company’s business and operations, and is experienced in the acquisition and management of businesses. Parent and Merger Sub have been afforded reasonable access to the books and records, facilities and personnel of the Company for purposes of conducting a due diligence investigation of the Company and its Subsidiaries. Parent and Merger Sub have conducted a reasonable due diligence investigation of the Company and its Subsidiaries and have received answers to all inquiries they have made with respect to the Company and its Subsidiaries that are satisfactory to Parent and Merger Sub.
SECTION 6.10    Compliance. Since February 3, 2012, neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent, any of their respective directors, officers or employees, agents or other third-parties acting on behalf of the Parent or any of its Subsidiaries, (a) has engaged, directly or indirectly, in any activity which would cause the Parent or any of its Subsidiaries to be in material violation of any Laws relating to (i) economic sanctions, including, without limitation, the regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”); (ii) anti-money laundering, including, without limitation, the USA PATRIOT Act of 2001 (the “USA PATRIOT Act”); or (iii) anti-bribery or corruption, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (b) is, or has been, identified on any restricted parties’ list maintained by the U.S. government. Neither the Parent nor any of its Subsidiaries has received in writing any allegation that the Parent or any Subsidiary of the Parent is not, or has not been since February 3, 2012, in compliance with the Laws described in clause (a) above.

ARTICLE VII
COVENANTS
SECTION 7.1    Access to Information. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, prior to the Closing Date, upon reasonable notice to the Company, Parent, potential sources of capital and any rating agencies, prospective lenders and investors shall be entitled, through their respective officers, employees and representatives, to make such investigation of the properties, businesses and operations of the Company and its Subsidiaries (including, without limitation, ordering title investigations and third party inspections) and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests (provided that Parent, potential sources of capital and any rating agencies, prospective lenders and investors and their respective representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company) and, at Parent’s cost and expense, to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours upon reasonable advance notice and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and its Subsidiaries to reasonably cooperate with Parent, potential sources of capital, rating agencies, prospective lenders and investors and Parent’s potential sources of capital, rating agencies’, prospective lenders’ and investors’ representatives in connection with such investigation and examination, and Parent and its potential sources of capital, rating agencies, prospective lenders and investors and their representatives shall cooperate with the Company and its representatives and shall use their reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require the Company or any of its Subsidiaries to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of a representative of the Company (who shall be identified in writing to Parent as the representative contemplated by this Section 7.1), (i) neither Parent nor any potential sources of capital, rating agencies, prospective lenders and investors shall contact any suppliers to, or customers or employees of, the Company or any of its Subsidiaries in respect of this Agreement or the transactions contemplated hereby and (ii) neither Parent nor any potential source of capital, rating agency, prospective lender or investor shall have any right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries. Parent shall and shall cause Parent’s Affiliates and representatives to keep confidential any non-public information received from the Company, its Affiliates or representatives, directly or indirectly, pursuant to this Section 7.1 in accordance with the Confidentiality Agreement.
SECTION 7.2    Conduct of the Business Pending the Closing.
(a)    Prior to the Closing, except (i) as set forth on Section 7.2(a) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as otherwise specifically contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld), the Company shall, and shall cause each of its Subsidiaries to:

(i)    conduct the respective businesses of the Company and its Subsidiaries only in the Ordinary Course of Business; and
(ii)    use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, (B) preserve the present relationships with customers, suppliers, licensors and licensees of the Company and its Subsidiaries and (C) keep available the services of the Company’s and its Subsidiaries’ present key employees.
(b)    Without limiting the generality of the foregoing, except (i) as set forth on Section 7.2(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as otherwise specifically contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld), the Company shall not, and shall not permit any of its Subsidiaries to:
(i)    issue or sell any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity interests;
(ii)    issue or sell any securities convertible or exchangeable into, or options with respect to, warrants to purchase, rights to subscribe for, or stock appreciation rights, calls or commitments of any kind with respect to any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity interests;
(iii)    effect any recapitalization, reclassification stock dividend, stock split or like change in the capitalization of the Company or any of its Subsidiaries;
(iv)    other than dividends payable solely in cash, declare, set aside, pay or make any dividend or other distribution, payable in stock or property;
(v)    amend or modify the certificate of incorporation or by-laws or comparable organizational documents of the Company or amend or modify in any material respect the certificate of incorporation or by-laws or comparable organizational documents of any Subsidiary of the Company;
(vi)    adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;
(vii)    other than in the Ordinary Course of Business or as required by an existing Company Benefit Plan or any collective bargaining agreement, (A) increase the annual level of compensation of any executive officer of the Company or any other employee whose annual compensation is or would be in excess of $200,000, provided, that, for the avoidance of doubt, increases in compensation in the ordinary course are permitted, (B) modify or amend any Company Benefit Plan in any manner that materially increases the amount of the liability attributable to the Company or any of its Subsidiaries in respect of such Company Benefit Plan, (C) grant any unusual or extraordinary bonus to any executive officer or any other employee whose annual compensation is or would be in excess of $200,000, (D) enter into or adopt any employee benefit plan or employment or severance agreement (other than with employees which the Company is permitted to hire under subclause (E) below), or (E) hire any new executive officers or employees who, in the case of the latter, would have annual compensation in excess of $200,000 or terminate the services of any existing executive officers or employees who, in the case of the latter, have annual compensation in excess of $200,000 other than for cause or if such termination will not result in the payment of material severance amounts;

(viii)    subject to any Lien any of the properties or assets (whether tangible or intangible) of the Company or any of its Subsidiaries, except for Permitted Exceptions;
(ix)    enter into any Contract with any Related Party (other than with employees as permitted under clause (b)(vii) above);
(x)    become legally committed to any new capital expenditures requiring expenditures following the Closing Date in excess of $2,500,000 in the aggregate, except for any expenditures pursuant to projects for which work has already been commenced or committed or is otherwise contemplated in the capital expenditure forecast as set forth in Section 7.2(b)(x) of the Company Disclosure Schedule;
(xi)    enter into or agree to enter into any merger or consolidation with any Person, or acquire the assets, properties, securities or business of any Person in excess of $1,000,000 individually or $2,000,000 in the aggregate;
(xii)    incur or assume any indebtedness for borrowed money or guarantee any such indebtedness, other than in the Ordinary Course of Business;
(xiii)    other than with respect to customers in the Ordinary Course of Business, loan or advance any funds to any Person such that the amount of principal of loan advances owed by such Person shall be in excess of $250,000;
(xiv)    sell, assign, license, transfer, abandon, allow to lapse, convey or lease or otherwise dispose of any material Intellectual Property or other intangible assets of the Company or any of its Subsidiaries, except in the Ordinary Course of Business;
(xv)    fail to maintain in full force and effect the Insurance Policies;
(xvi)    settle any criminal Legal Proceeding, or any other Legal Proceeding for an amount in excess of $1,000,000 or which would involve a non-monetary remedy that is material to the business;
(xvii)    make or rescind any material election relating to Taxes, file an amended Tax Return, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or other similar controversy relating to Taxes, enter into any closing agreement with any Governmental Body, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment or make any material change to any of its methods of accounting or methods of reporting income or deductions for Tax or accounting purposes;

(xviii)    if the Company continues or converts any loans as, or to, Eurodollar Rate Loans under the Credit Agreement, make such continuation or conversion for an interest period of greater than one month; or
(xix)    authorize or commit or agree to do, anything set forth in this Section 7.2.
SECTION 7.3    Consents. From the date hereof until the Closing, Parent and the Company shall use (and the Company shall cause its Subsidiaries to use) their respective commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including the consents and approvals referred to in Sections 5.3(a), 5.3(b), 6.3(a) and 6.3(b) hereof; provided, however, that no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested.
SECTION 7.4    Regulatory Approvals.
(a)    Parent and where applicable the Company shall (i) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Law listed in Schedule 7.4 (“Antitrust Filings”) with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the date of this Agreement (but in no event later than five (5) Business Days from the execution of this Agreement), and any filing fees associated therewith shall be paid by Parent and such initial filings from Parent and the Company shall request early termination of any applicable waiting period under the HSR Act, (ii) agree not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Body not to consummate the transaction contemplated by this Agreement, except with the prior written consent of the other party not to be unreasonably withheld, conditioned or delayed, (iii) subject to applicable Law, furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”), or by any other Governmental Body in respect of such Antitrust Filings, this Agreement, or the transactions contemplated hereby, (v) promptly notify the other party of any material communication between that party and the FTC, the DOJ, or any other Governmental Body in respect of any Antitrust Filings or investigation, inquiry or other Proceeding relating to this Agreement, the transactions contemplated hereby and of any material communication received or given in connection with any Proceeding by a private party relating to the transactions contemplated hereby, (vi) subject to applicable Law, discuss with and permit the other party (and its counsel) to review in advance, and consider in good faith the other party’s reasonable comments in connection with, any Antitrust Filing or communication to the FTC, the DOJ, or any other Governmental Body or, in connection with any Proceeding by a private party to any other Person, relating to any Antitrust Filing or investigation, inquiry or other Proceeding relating to this Agreement, or the transactions contemplated hereby, (vii) not participate or agree to participate in any substantive meeting, telephone call or discussion with the FTC, the DOJ, or any other Governmental Body in respect of any Antitrust Filing, investigation or inquiry relating to this Agreement, or the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Body, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion, (viii) subject to applicable Law, furnish the other party promptly with copies of all correspondence, filings and communications between them and their Affiliates on the one hand, and the FTC, the DOJ, or any other Governmental Body or members of their respective staffs on the other hand, with respect to any Antitrust Filing, investigation, inquiry, or Proceeding relating to this Agreement, or the transactions contemplated hereby and (ix) act in good faith and reasonably cooperate with the other party in connection with any Antitrust Filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Body under the HSR Act or any other Antitrust Law with respect to any such Antitrust Filing, this Agreement or the transactions contemplated hereby.
(b)    In furtherance and not in limitation of the foregoing, Parent shall take any and all steps necessary to (i) resolve, avoid or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated hereby under any Antitrust Law or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated hereby, so as to enable the parties hereto to close the transactions contemplated hereby expeditiously. Without limiting the foregoing, Parent shall propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license, or otherwise take or commit to take actions that after the Closing Date would limit Parent’s freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines, or services of Parent, the Company, and Parent’s Subsidiaries or any interest or interests therein. In addition, Parent shall defend through litigation on the merits any claim asserted in court by any Governmental Body in order to avoid entry of, or to have vacated, lifted, reversed, overturned or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would restrain, prevent, or delay the Closing prior to the consummation of the transactions contemplated hereby, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action.
SECTION 7.5    Further Assurances. Each of Parent and the Company shall use (and the Company shall cause each of its Subsidiaries to use) commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Parent, Merger Sub and the Company shall use commercially reasonable efforts to cause the Closing to occur.

SECTION 7.6    Confidentiality. Parent acknowledges that the information provided to it in connection with this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby and thereby is subject to the terms of Confidentiality Agreement, the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate.
SECTION 7.7    Indemnification, Exculpation and Insurance.
(a)    From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any claim, suit, action, proceeding or investigation relating in whole or in part to the transactions contemplated by this Agreement), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in (x) the Company’s certificate of incorporation and by-laws and the organizational documents of such Subsidiaries as currently in effect and (y) the indemnification agreements listed on Section 7.7 of the Company Disclosure Schedule, which agreements shall survive the consummation of the transactions contemplated by this Agreement and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company’s certificate of incorporation and by-laws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Company and the Surviving Corporation to, pay any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 7.7 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.7) as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.
(b)    An Indemnitee shall have the right, but not the obligation, to assume and control the defense of any litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.7 (each, a “Claim”) with counsel selected by the Indemnitee, which counsel shall be reasonably acceptable to Parent; provided, however, that Parent shall be permitted to participate in the defense of such Claim at its own expense. Each of Parent, the Company, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)    For the six (6)-year period commencing at the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefore policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time). In no event will Parent or the Surviving Corporation be required to expend for each covered year an amount in excess of 300% of the current annual premium for such insurance (the “Maximum Premium”). If such insurance coverage is terminated, cancelled, cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, the Surviving Corporation will maintain such insurance as can be obtained for the remainder of the six-year period for a premium not in excess of the Maximum Premium.
(d)    The provisions of this Section 7.7 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 7.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 7.7 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 7.7 applies shall be third party beneficiaries of this Section 7.7).
(e)    In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation or the transferee of such properties and assets shall expressly assume and be responsible for all of the obligations thereof set forth in this Section 7.7.
SECTION 7.8    Publicity. Neither the Company nor Parent, nor any of their respective Affiliates, shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld, unless, in the judgment of the Company or Parent, as applicable, public disclosure is otherwise required by applicable Law or by the applicable rules of any stock exchange on which Parent lists securities, provided that, to the extent required by applicable Law or the applicable rules of any such exchange, the party intending to make such disclosure shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof. The Company and Parent agree that the initial press release to be issued in connection with the transactions contemplated hereby shall be in a form mutually agreed.

SECTION 7.9    Employment and Employee Benefits.
(a)    Parent shall cause the Surviving Corporation and its Subsidiaries to provide employees of the Company and its Subsidiaries (the “Company Employees”) (i) for the period of twelve months immediately following the Closing Date, (x) the same level of base salary and hourly wages as in effect on the Closing Date, (y) employee benefit and incentive plans, programs, contracts and arrangements that are no less favorable, in the aggregate, than similar employee benefit plans, programs, contracts and arrangements (excluding stock-based compensation and all change of control bonuses and/or severance payments payable solely as a result of the Merger and not as a result of any events occurring post-Closing) provided by the Company and its affiliates to Company Employees prior to the Closing Date, and (z) continued coverage under the Company’s severance plans or policies on the same terms and conditions of such plans or policies immediately prior to the Closing Date; and (ii) for the period immediately following the Closing Date until December 31, 2014 (it being acknowledged that payments related to the Company’s 2013 fiscal year incentive plans are payable on or before March 15, 2014), the same level of cash incentive bonus opportunity as in effect on the Closing Date. From and after the Closing Date, Parent or one of its affiliates shall honor, and shall cause the Surviving Corporation to honor, in accordance with their terms, all employment, retention and severance agreements and all severance, incentive and bonus plans, programs and arrangements (excluding with respect to stock-based compensation) as in effect on the Closing Date that are applicable to any current or former employees or directors of the Company. Notwithstanding the foregoing, or any other provision of this Agreement, nothing in this Section 7.9(a) is intended to preclude Parent from causing Surviving Corporation or any of its Subsidiaries to terminate the employment of any employee of the Company or its Subsidiaries. Parent or one of its affiliates shall recognize the service of the Company Employees with the Company and its affiliates prior to the Closing Date as service with Parent and its affiliates in connection with any pension or welfare benefit plans and policies (including vacations, paid time-off, and holiday policies) maintained by Parent or one of its affiliates which is made available following the Closing Date by Parent or one of its affiliates for purposes of any waiting period, vesting, eligibility and benefit entitlement (but excluding benefit accrual). Parent shall (i) waive, or cause its insurance carriers to waive, all limitations as to pre-existing and at-work conditions, if any, with respect to participation and coverage requirements applicable to Company Employees under any welfare benefit plan (as defined in Section 3(1) of ERISA) which is made available to Company Employees following the Closing Date by Parent or one of its affiliates, and (ii) provide credit to Company Employees for any co-payments, deductibles and out-of-pocket expenses paid by such employees under the employee benefit plans, programs and arrangements of the Company and its Subsidiaries during the portion of the relevant plan year including the Closing Date. The parties acknowledge and agree that all provisions contained in this Section 7.9(a) are included for the sole benefit of the parties hereto, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (x) in any other Person, including any employees or former employees of the Company or any Company Subsidiary, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (y) to continued employment with the Surviving Corporation or any of its Affiliates.

(b)    Parent shall cause the Surviving Corporation and its Subsidiaries to (i) credit each of the Company Employees with an amount of paid vacation and sick leave days following the Closing Date equal to the amount of vacation time and sick leave days each such Company Employee has accrued but not yet used or cashed out as of the Closing Date under the Company’s vacation and sick leave policies as in effect immediately prior to the Closing Date, provided that such amounts are accrued for purposes of Closing Net Working Capital, and (ii) allow each of the Company Employees to use such accrued vacation and sick leave days at such times as each would have been allowed under the Company’s vacation and sick leave policies as in effect immediately prior to the Closing Date.
(c)    Prior to the Closing Date, the Company will (i) if applicable, use commercially reasonable efforts to obtain, from each “disqualified individual” (as defined in Section 280G(c) of the Code) (a “Disqualified Individual”) who is entitled to receive any payment or benefit to be paid in connection with the transactions contemplated by this Agreement that are reasonably likely to, separately or in the aggregate, without regard to the measures described herein, constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and applicable rulings and final regulations thereunder (“Section 280G Payments”) a waiver by such individual of all such Section 280G Payments in excess of 2.99 times the Disqualified Individual’s “base amount” (calculated in accordance with Section 280G of the Code) and (ii) submit to a stockholder vote (in compliance with Section 280G(b)(5)(B) of the Code and the regulations thereunder) the right of any Disqualified Individual to receive Section 280G Payments. The Company shall prepare, and cause to be mailed promptly after the date hereof, to the Stockholders, a disclosure document including relevant information with respect to this Agreement and the transactions contemplated by this Agreement (the “Company Disclosure Document”), intended to satisfy the requirements of the Code. The Company shall deliver a draft of the Company Disclosure Document to Parent as promptly as practicable after the date hereof (but shall not be required to deliver such draft prior to the delivery by Parent to the Company of the Parent 280G Statement (as defined below) and, promptly following such delivery, Parent shall provide the Company its comments, if any, regarding the Company Disclosure Document, including those portions relating to Section 280G Payments, and the Company shall take into consideration the reasonable comments of Parent. Promptly after the date hereof, Parent shall disclose to the Company in writing for inclusion in the Company Disclosure Document any potential Section 280G Payments that may result from payments or other benefits to be provided under any agreements or arrangements established or entered into by Parent or the Surviving Corporation with or for the benefit of any Disqualified Individual other than agreements previously entered into between any Disqualified Individual and the Company or any of its Subsidiaries, or confirm in writing that there are no such agreements or arrangements (such disclosure or confirmation, as applicable, the “Parent 280G Statement”), it being understood that the Company Disclosure Document shall be prepared, and any vote taken pursuant to this Section 7.9 shall be taken, in reliance on the accuracy of the Parent 280G Statement.

SECTION 7.10    Supplementation and Amendment of Schedules. From time to time after the date hereof until the Effective Time, the Company may supplement or amend the Company Disclosure Schedules which were delivered pursuant to this Agreement with respect to any matter first existing or occurring after the date hereof which, if existing or occurring at or prior to the date hereof, would have been required to be set forth or described in such Company Disclosure Schedules or which is necessary to correct any information in such Company Disclosure Schedules which has been rendered inaccurate thereby. No such supplement or amendment shall have any effect on the determination as to whether the conditions to closing set forth in Section 8.1(a) or Section 8.1(b) have been satisfied. Prior to the Closing, the Company shall deliver to Parent any change to the information set forth in the first sentence to Section 5.4(a) as of the Closing Date.
SECTION 7.11    No Shop. From the date hereof until the Closing Date, the Company will not and will not permit its Subsidiaries, or any of their respective directors, officers, employees, representatives or agents to directly or indirectly, except as contemplated by this Agreement, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into any transaction involving a merger, consolidation, business combination, purchase or disposition of any material assets of the Company or any of its Subsidiaries (other than in the Ordinary Course of Business) or any capital stock or other equity interests of the Company or any of its Subsidiaries (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or its Subsidiaries in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. Each of the Company and its Subsidiaries shall (and shall cause their respective representatives to) immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing.
SECTION 7.12    Notice of Current Events. The Company shall keep Parent informed, on a current basis, of any events, discussions, notices or changes with respect to any Tax, criminal or regulatory investigation or action involving the Company or any of its Subsidiaries, other than in each case ordinary course events, discussions, notices and changes which are not material to the Company or any of its Subsidiaries, and shall reasonably cooperate with Parent and its Affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meetings with regulators). Parent agrees to notify the Company and Representative in writing promptly upon Parent’s, Merger Sub’s, any of their respective Affiliates’ or any of their respective representatives’ discovery of any information on or prior to the Effective Time which constitutes (or would be reasonably likely to constitute) or indicates (or would be reasonably likely to indicate) a material breach of any representation, warranty or covenant of the Parent or Merger Sub contained herein. The Company agrees to notify the Parent in writing promptly upon the Company’s or any of its Subsidiaries’ discovery of any information on or prior to the Effective Time which constitutes (or would be reasonably likely to constitute) or indicates (or would be reasonably likely to indicate) a material breach of any representation, warranty or covenant of the Company contained herein.

SECTION 7.13    Interim Financial Statements and Inventory. Within fifteen (15) days after the end of each fiscal month, the Company shall deliver to Parent and Merger Sub an unaudited consolidated balance sheet of the Michael Foods Group, Inc. and its Subsidiaries as of the end of the most recently completed fiscal month and unaudited consolidated statements of earnings and comprehensive income of Michael Foods Group, Inc. and its Subsidiaries for the most recently completed fiscal month and for the period from December 28, 2013 to the end of the most recently completed fiscal month. Prior to Closing, the Company shall assist Parent as Parent may reasonably request so that promptly following the Closing, Parent may perform cycle counts of the finished goods inventory of the Company and each of its Subsidiaries and cycle counts or other inventory procedures of the raw materials inventory of the Company and each of its Subsidiaries.
SECTION 7.14    Financing.
(a)    Each of Parent and Merger Sub shall use its reasonable best efforts to arrange and obtain the Debt Financing at Closing on the terms and conditions, when taken as a whole (including the “flex” provisions”), as described in the Debt Commitment Letter and to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, or proper or advisable in Parent’s good faith judgment in connection therewith, including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof until the transactions contemplated by this Agreement are consummated or this Agreement is terminated, (ii) satisfy in all material respects all conditions and covenants applicable to Parent and Merger Sub in the Debt Commitment Letter and otherwise comply in all material respects with their respective obligations thereunder, (iii) enter into definitive agreements with respect thereto on the terms and conditions consistent in all material respects with the terms and conditions of the Debt Commitment Letter, (iv) consummate the Debt Financing at or prior to Closing and (v) subject to the last sentence of this Section 7.14(a), enforce their rights under the Debt Commitment Letter. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice: (A) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to any Debt Commitment Letter or definitive document related to the Debt Financing of which Parent or Merger Sub becomes aware; (B) of the receipt of any written notice or other written communication from any party to the Debt Commitment Letter with respect to any actual or potential breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to the Debt Financing; and (C) if for any reason Parent or Merger Sub believes in good faith that it is reasonably likely that they will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive documents related to the Debt Financing. Unless this Agreement has terminated, Parent and Merger Sub shall not, without the prior written consent of the Company, enter into any amendment or modification to, replacement of, or grant any waiver of any provision or remedy under, or exercise its right to terminate any commitment under, the Debt Commitment Letter, if such amendment, modification, replacement, waiver or termination would or would reasonably be expected to impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (x) adversely affect the ability or likelihood of Parent or Merger Sub to timely consummate the transactions contemplated by this Agreement, or (y) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur. As soon as reasonably practicable, but in any event within three (3) Business Days after the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter, Parent shall use its reasonable best efforts to arrange and obtain alternative financing from alternative sources (the “Alternative Financing”) on terms not materially less favorable when taken as a whole, together with other sources of funds available to Parent, sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event. In the event that Alternative Financing is arranged in accordance with this Section 7.14(a), the term “Debt Commitment Letter” shall mean the commitment letter and term sheet for such Alternative Financing (as amended, replaced, supplemented or modified in accordance with this Section). In the event that Alternative Financing shall be obtained pursuant to this Section 7.14(a), the parties shall comply with the covenants in this Section 7.14(a) with respect to such Alternative Financing mutatis mutandis. Parent shall furnish correct and complete copies of all definitive agreements relating to the Alternative Financing to the Company promptly upon their execution (redacted in a customary manner). Parent shall use its reasonable best efforts to keep the Company informed on a reasonably current basis in reasonable detail of all material activity concerning the status of its efforts to obtain and consummate the Alternative Financing. In the event that the conditions set forth in Section 8.1 and the conditions to the funding of the Debt Commitment Letter have been satisfied or, upon funding would be satisfied, Parent shall use its reasonable best efforts to cause the Financing Sources to fund the full amount of the Debt Financing at or prior to the Closing and, for the avoidance of doubt, (A) in the event that on the final day of the Marketing Period (x) any portion of the Debt Financing to be issued as contemplated by the Debt Commitment Letter pursuant to a Rule 144A transaction has not been issued or sold, and (y) all conditions precedent to Parent’s obligations hereunder shall have been satisfied or waived (other than those conditions which by their nature will not be satisfied until the Closing), Parent shall draw upon the commitments of the Financing Sources under the Debt Commitment Letter to provide the bridge financing contemplated by and on the terms and conditions (including any applicable “flex” provisions) set forth in the Debt Commitment Letter and (B) Parent shall comply with any “securities demand” or similar provisions included in the Debt Commitment Letter and the Fee Letter. Parent shall provide the Company, on May 1, 2014, a reasonably detailed schedule of all Required Financial Information not yet received as of such date. For the avoidance of doubt, nothing contained in this Agreement shall require or cause Parent or Merger Sub to bring any action, suit or claim against any Financing Source.

(b)    Prior to the Closing Date, the Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its and their respective accountants, consultants, legal counsel, officers and employees to use their reasonable best efforts to, provide to Parent and the Merger Sub (at Parent’s sole expense), all cooperation reasonably requested by Parent in connection with the arrangement of the financing set forth in the Debt Commitment Letter (together with the offering or private placement of debt securities under Rule 144A of the Securities Act contemplated thereby and the engagement letters referred to therein (the “Debt Financing”)), including the equity financing contemplated by the Debt Commitment Letter, including using reasonable best efforts to (i) cause, upon reasonable advance notice by Parent and on a reasonable number of occasions, appropriate officers and employees of the Company and its Subsidiaries to participate in meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and to assist with the preparation of materials for rating agency presentations, offering documents, roadshow presentations, private placement memoranda, offering memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing or any equity financing contemplated by the Debt Commitment Letter and otherwise assist in the marketing efforts related to the Debt Financing or any equity financing contemplated by the Debt Commitment Letter, (ii) provide its accountants with appropriate representations in connection with the preparation of, and furnish Parent and Merger Sub and their Financing Sources as promptly as practical with, financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and that is customary to be included in an offering document relating to an underwritten offering of high-yield debt securities under Rule 144A of the Securities Act (including the Required Financial Information) but excluding the information required by Rules 3-10 and 3-16 of Regulation S-X and compensation discussion and analysis, (iii) before the Closing Date, provide appropriate representations in connection with the preparation of financial statements and other financial data of the Company and its Subsidiaries and obtain accountants’ consents in connection with the use of the Company’s financial statements in offering documents, prospectuses and similar documents which are filed with the SEC, (iv) obtain customary accountants’ comfort letters (including “negative assurance” comfort on any pro forma or other financial data referenced above), legal opinions, surveys and title insurance as reasonably requested by Parent; (v) execute and deliver and cause its Subsidiaries to execute and deliver, effective as of the Effective Time and on the Closing Date, one or more credit or other agreements on terms satisfactory to Parent in connection with the Debt Financing as well as any guaranty, pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters) and otherwise reasonably facilitate the pledging of collateral and take all necessary corporate or other entity actions to facilitate all of the foregoing (it being understood that the Company shall not be required to execute any Contracts prior to the Closing Date), (vi) at least five days prior to the Closing Date, provide all documentation and other information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent with respect to applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act; (vii) arrange for the repayment on the Closing Date of all of the Company’s existing secured bank and unsecured notes facilities from the proceeds of the Debt Financing contemplated hereby, including by providing the lenders and holders of notes thereunder with such notices of the transactions contemplated hereby and the closing thereof as may be required under such facilities (subject to the occurrence of the Closing), by obtaining customary pay-off letters, lien terminations, title transfers, and instruments of discharge or transfer relating to any collateral to be delivered at the Closing Date and by taking such other actions as may be required by Section 7.15 hereof; (viii) obtain any authorization or consent from the Company or any of its representatives reasonably necessary or required in connection with the financing, including (A) customary authorization letters to the lenders and agents in respect of any bank financing authorizing the distribution of information to prospective lenders and containing a representation to such Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or any of its Affiliates and (B) consent from the Company’s independent auditors to the inclusion of their report or the financial statements in any offering document or registration statement or prospectus, and (ix) assist Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter. The Company hereby consents to the use of the Company’s logos in connection with the Debt Financing or any equity financing contemplated by the Debt Commitment Letter in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. In connection with any offering document, prospectus or similar documents prepared by Parent and used to market any debt or equity securities contemplated pursuant to the Debt Commitment Letter prior to Closing, the Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Financial Information included in such offering document, prospectus or similar document so that Parent may ensure that such Required Financial Information, when taken as a whole, does not contain as of the time provided, giving effect to any supplements, any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading. The Company shall, and shall cause its Subsidiaries to, keep confidential the terms and conditions of the Debt Commitment Letter and the Debt Financing and any equity financing contemplated by the Debt Commitment Letter. The Company shall not be required, under the provisions of this Section 7.14(b) or otherwise in connection with the Debt Commitment Letter (x) to pay any commitment or other similar fee prior to the Effective Time or (y) to incur any expense unless such expense is reimbursed by Parent or Merger Sub on the earlier of the Effective Time or termination of this Agreement in accordance herewith. Notwithstanding the foregoing, no obligation of the Company under any certificate, document or instrument delivered in connection with the Debt Financing shall be effective until the Effective Time and the Company shall not be required to take any action under any such certificate, document or instrument that is not contingent upon the Closing. Parent shall indemnify and hold harmless the Company and its Affiliates and their respective officers, directors, employees, investment bankers, attorney, accountants, consultants and other authorized agents, advisors or representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the financing contemplated by the Debt Commitment Letter (other than to the extent such losses arise from the gross negligence or willful breach of the Company). Whether or not the Effective Time occurs, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable documented out-of-pocket expenses incurred by the Company in connection with this Section 7.14(b), including reasonable legal fees, reasonable accounting fees and other reasonable fees and expenses. Notwithstanding the foregoing, if the Company shall in good faith reasonably believe that it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect, in which case the Required Financing Information shall be deemed to have been delivered on the date such notice is received by Parent, and the Marketing Period shall be deemed to have commenced on the date such notice is received by Parent, in each case, unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information and, within three (3) Business Days after the receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity the Required Financing Information that has not been delivered).

SECTION 7.15    Redemption of Notes.
(a)    With respect to the Notes, the Company shall cause the respective issuers of such Notes to (i) issue conditional notices of redemption of such Notes in accordance with the respective Indentures governing such Notes and in a form reasonably acceptable to the Company and the Parent, at least 30 days but not more than 60 days before June 2, 2014 (or such later redemption date agreed with Parent) for all of the outstanding aggregate principal amount of such Notes pursuant to the requisite provisions of such Indenture (including Article 3 thereof) or other governing documents; provided, that if the Company reasonably determines that the Closing will not occur on such redemption date, the Company shall cause the respective issuers of such Notes to rescind such notices of redemption and issue new conditional notices of redemption of such Notes, in substantially the same form as the initial notices, at least 30 days but not more than 60 days before the first Business Day of the subsequent calendar month, which procedure shall be repeated as necessary until the Closing has occurred or this Agreement has been terminated, (ii) take such other actions that are reasonably necessary or customary to facilitate the redemption of all such Notes pursuant to the applicable sections of each such Indenture and (iii) redeem such Notes in accordance with the terms of such Indentures and governing documents at the Closing; provided, that the Company’s counsel shall provide such legal opinions as may be reasonably requested by Parent that are customary or necessary in connection with any such redemption.

(b)    At or prior to the Closing, Parent shall fund or cause to be funded to, or as directed by, the Company an amount sufficient to satisfy in full all amounts due in connection with the redemption of the Notes pursuant to Section 7.15(a) in full (including, for the avoidance of doubt, any redemption or “make whole” premium payable in respect of such redemption).

SECTION 7.16    Stockholder Consent. The Company will deliver the Stockholder Consent to Parent within (3) Business Days following its execution and delivery of this Agreement.
SECTION 7.17    Credit Agreement Payoff and Payoff Letter. At or prior to the Closing, Parent shall comply with its obligations to repay all Indebtedness outstanding under the Credit Agreement in accordance with Section 3.3(a)(i). On or prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent a copy of a payoff letter, in customary form, from the Administrative Agent (as defined in the Credit Agreement) under the Credit Agreement (the “Credit Agreement Payoff Letter”), which Credit Agreement Payoff Letter shall (i) state the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations and all fees, costs and expenses under the Credit Agreement and the Loan Documents (as defined in the Credit Agreement) as of the anticipated Closing Date (and the daily accrual thereafter) (the “Credit Agreement Payoff Amount”) together with appropriate wire instructions, (ii) state that upon receipt of the Credit Agreement Payoff Amount, the Credit Agreement and all related Loan Documents shall be irrevocably terminated, and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing any Credit Agreement Payoff Amount shall be, upon the payment of the Credit Agreement Payoff Amount on the Closing Date, released and terminated.

SECTION 7.18    Regulation S-X. Between the date hereof and the Closing Date, neither Parent nor any of its Subsidiaries will enter into any binding agreement to acquire a business (other than the Company) that is significant for purposes of Rule 3-05 of Regulation S-X, unless otherwise permitted by the Lead Arrangers (as defined in the Debt Commitment Letter).
SECTION 7.19    Preservation of Books and Records. For a period of seven (7) years after the Closing Date or such longer time as may be required by Law:
(a)    Parent shall not and shall cause its Affiliates not to dispose of or destroy any of the material books and records of the Company relating to periods prior to the Closing (the “Books and Records”) without first offering to turn over possession thereof to the Representative by written notice to the Representative at least thirty (30) days prior to the proposed date of such disposition or destruction.
(b)    Parent shall and shall cause its Affiliates to allow any of the Stockholders and their agents access to all Books and Records on reasonable notice and at reasonable times at Parent’s principal place of business or at any location where any Books and Records are stored, and any of the Stockholders shall have the right, at their own expense, to make copies of any Books and Records; provided, that (i) and such Stockholder shall have a legitimate regulatory need for any such access or copying and (ii) any such access or copying shall be had or done in such a manner so as not to unduly interfere with the normal conduct of Parent’s business.
(c)    Any Stockholder that accesses or copies Books and Records pursuant to this Section shall keep such information confidential and shall not disclose such information to any other third party.
SECTION 7.20    Management Agreement and Other Certain Affiliate Agreements. Prior to the Closing, the Company shall take all action required to terminate the Management Agreement, the Stockholders Agreement and all side letters thereto, the Registration Rights Agreement, dated as of June 29, 2010, by and among the Company and the Stockholders party thereto and other Contracts between any Stockholder in its capacity as a stockholder and the Company relating to such Stockholder’s equity interests in the Company.
ARTICLE VIII
CONDITIONS TO CLOSING
SECTION 8.1    Conditions Precedent to Obligations of Parent. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in whole or in part to the extent permitted by applicable Law):

(a)    (i) the representations and warranties of the Company contained in Article V (other than those in Sections 5.2 and 5.4 (collectively, the “Excluded Representations”)), disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in each case as of the date of this Agreement and as of the Closing Date as if made on the Closing Date (except for such representations and warranties that speak as of a specific date, which shall be true and correct as of such date), except to the extent that the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect, and (ii) the Excluded Representations shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except (x) for such representations and warranties that speak as of a specific date, which shall be true and correct in all respects as of such date and (y) solely with respect to Section 5.4(a), de minimis errors); and Parent shall have received a certificate signed on behalf of the Company by an authorized officer of the Company, confirming the foregoing;
(b)    the Company shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Closing; and Parent shall have received a certificate signed by an authorized officer of the Company, confirming the foregoing;
(c)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction, restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and
(d)    the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted;
(e)    the Company shall have delivered to Parent on the Closing Date (i) a certification from the Company, signed by an authorized officer of the Company, that the Company is not, and has not been at any time during the five years preceding the date of such certification, a United States real property holding corporation, as defined in Section 897(c)(2) of the Code, such certification in form and substance reasonably satisfactory to Parent and conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) proof that the Company has provided notice of such certification to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); and
(f)    no Event shall have occurred since the date of this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.
SECTION 8.2    Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in whole or in part to the extent permitted by applicable Law):

(a)    the representations and warranties of Parent contained in Article VI, disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for such representations and warranties that speak as of a specific date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or prevent or materially delay consummation of the transactions contemplated by this Agreement; and the Company shall have received a certificate signed by an authorized officer of Parent, confirming the foregoing;
(b)    Parent shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by Parent at or prior to the Closing; and the Company shall have received a certificate signed by an authorized officer of Parent, confirming the foregoing;
(c)    there shall not be in effect any Order by a Governmental Body of competent jurisdiction, restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;
(d)    the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted; and
(e)    at or prior to the Closing or the Effective Time, as the case may be, Parent shall have delivered, or caused to be delivered, to the Company evidence of payment of all amounts contemplated by Section 3.3(a) that are payable at or prior to the Closing or the Effective Time, as applicable.
SECTION 8.3    Frustration of Closing Conditions. Neither the Company nor Parent may rely on the failure of any condition set forth in Section 8.1 or Section 8.2, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its commercially reasonable efforts to comply with any provision of this Agreement.
ARTICLE IX
SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS
SECTION 9.1    Survival. The representations, warranties and covenants of the parties hereto contained herein shall not survive the Effective Time, except for those covenants contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Effective Time, except for covenants to be performed in whole or in part after the Effective Time.

ARTICLE X
CLOSING AND TERMINATION
SECTION 10.1    Closing Date. Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, NY 10004 (or at such other place as Parent and the Company may designate in writing) (a) at 10:00 a.m. (Eastern time) on the date that is the first Business Day of the calendar month immediately following the calendar month in which the satisfaction or waiver of each condition to the Closing set forth in Article VIII shall have occurred (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2 (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the fulfillment or waiver of those conditions), then the Closing shall occur instead on the first Business Day of the calendar month that falls on or after the final day of the Marketing Period. The date on which the Closing shall occur is referred to in this Agreement as the “Closing Date”. All deliveries and payments required to be made at the Closing shall be deemed to have been made simultaneously as of the Effective Time, and no such deliveries or payments shall be deemed completed and no document, instrument or certificate shall be deemed to have been delivered until all such deliveries and payments are made and all documents delivered. For the avoidance of doubt, subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof (or the waiver thereof by the party entitled to waive that condition), (A) if the Marketing Period ends on or prior to June 2, 2014, the Closing shall occur on June 2, 2014; (B) if the Marketing Period ends after June 2, 2014 but on or prior to July 1, 2014, the Closing shall occur on July 1, 2014; and (C) if the Marketing Period ends after July 1, 2014 but on or prior to August 1, 2014, the Closing shall occur on August 1, 2014.
SECTION 10.2    Termination of Agreement. This Agreement may be terminated and the Merger may be abandoned any time prior to the Effective Time as follows:
(a)    by the Company or Parent on or after August 1, 2014, if the Effective Time shall not have then occurred by the close of business on such date; provided that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to the Company or Parent, as applicable, if the principal reason the Merger shall not have been consummated by such time is the breach by such party of its obligations under this Agreement;
(b)    by mutual written consent of the Company and Parent;
(c)    by the Company or Parent if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence); provided the right to terminate this Agreement pursuant to this Section 10.2(c) shall not be available to the Company or Parent, as applicable, if the issuance of such final nonappealable Order was primarily due to the breach by such party of its obligations under this Agreement;

(d)    by Parent if (i) Parent is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and (ii) any of the conditions set forth in Section 8.1(a) or Section 8.1(b) is incapable of fulfillment, or if the breach giving rise to the failure of any such conditions to be satisfied is incurable; and
(e)    by the Company if (i) the Company is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and (ii) any of the conditions set forth in Section 8.2(a) or Section 8.2(b) is incapable of fulfillment, or if the breach giving rise to the failure of any such conditions to be satisfied is incurable.
SECTION 10.3    Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 10.2 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, and the Merger contemplated hereby shall be abandoned, without further action by Parent or the Company.
SECTION 10.4    Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.2, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that no such termination shall relieve Parent of any liability of Parent under Section 7.14 of this Agreement for reimbursement of expenses; provided, further, subject to the terms of this Agreement, if such termination shall result from the (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform an agreement or covenant contained herein, such party shall not be relieved of any liability to the other party as a result of such failure or breach; provided further, that the provisions of Section 7.8, this Section 10.4, Article XI and Article I hereof and the provisions of the Confidentiality Agreement shall survive any such termination.
ARTICLE XI
MISCELLANEOUS
SECTION 11.1    Payment of Sales, Use or Similar Taxes. Notwithstanding anything herein to the contrary, all sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by Parent.
SECTION 11.2    Expenses. Each party to this Agreement shall bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (including legal, accounting, financial advisor and other professional fees); provided that any such fees, costs and expenses incurred or payable by the Company or any of the Company’s Subsidiaries to the extent unpaid as of the Closing Date and not taken into account in calculating the Closing Net Working Capital shall be treated as Transaction Expenses and all Indebtedness Prepayment Expenses shall be paid by Parent. Without limiting the foregoing, Parent shall pay and be solely responsible for all filing fees payable under the HSR Act and any other Antitrust Laws applicable to the Merger.

SECTION 11.3    Entire Agreement. This Agreement (including the schedules and exhibits hereto), the Confidentiality Agreement, and each other agreement, document, instrument or certificate contemplated hereby or to be executed in connection with the transactions contemplated hereby, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior agreements among the parties respecting the transactions contemplated hereby. The parties hereto have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the other agreements, documents, instruments and certificates contemplated hereby, and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or any of the agreements, documents, instruments or certificates contemplated hereby.
SECTION 11.4    Amendments and Waivers. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought; provided, however, that (i) after receipt of the Stockholder Consent, if any such amendment or waiver shall by applicable Law require further approval of the Stockholders, the effectiveness of such amendment or waiver shall be subject to the approval of Stockholders holding at least a majority of the issued and outstanding shares of Common Stock and (ii) notwithstanding anything to the contrary contained in this Agreement, this Section 11.4, Section 11.5, Section 11.8, Section 11.10 and Section 11.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) and the definition of “Material Adverse Effect” may not be amended, supplemented, waived or otherwise modified without the prior written consent of the Financing Sources. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
SECTION 11.5    Governing Law; Submission to Jurisdiction.

(a)    This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, all amendments and supplements hereto and the transactions contemplated hereby, and all actions or proceedings arising out of or relating to this Agreement of any nature whatsoever (including any claim, controversy or dispute of any kind or nature, whether based upon contract, tort or otherwise, involving a Financing Source that is in any way related to this Agreement or any of the transactions contemplated hereby, including the Debt Commitment Letter and the Debt Financing), shall be construed in accordance with and governed by the domestic substantive laws of the State of Delaware without giving effect to any choice of law or conflicts of law provision or rule that might otherwise cause the application of the domestic substantive laws of any other jurisdiction.
(b)    Any litigation against any party to this Agreement arising out of or in any way relating to this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware) (together with the appellate courts thereof, the “Chosen Courts”) and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for the purpose of any such litigation. Each party irrevocably and unconditionally agrees not to assert (a) any objection which it may ever have to the laying of venue of any such litigation in any Chosen Court, (b) any claim that any such litigation brought in any Chosen Court has been brought in an inconvenient forum and (c) any claim that any Chosen Court does not have jurisdiction with respect to such litigation. Notwithstanding the foregoing, each of the parties hereto agrees that it will not, and it will cause its Affiliates not to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to the Financing Sources, the Debt Commitment Letter, the Debt Financing or the performance thereof, in any forum other than any state or Federal court sitting in the Borough of Manhattan within the State of New York. To the extent that service of process by mail is permitted by applicable Law, each party irrevocably consents to the service of process in any such litigation in such courts by the mailing of such process by registered or certified mail, postage prepaid, at its address for notices provided for herein.
SECTION 11.6    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):
If to the Company, to:
MFI Holding Corporation
301 Carlson Parkway
Suite 400
Minnetonka, Minnesota 55305
Attn:    Chief Executive Officer

with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn:    Robert C. Schwenkel, Esq.    Abigail Bomba, Esq.
If to Parent, Merger Sub and, post-closing, the Surviving Corporation, to:
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144
Attn: Diedre Gray, Esq., Senior VP, General Counsel and Secretary
with a copy to:
Lewis, Rice & Fingersh, LC
600 Washington Avenue
Suite 2500
St. Louis, Missouri 63101
Attn: Tom W. Zook, Esq.
If to Representative, to:
GS Capital Partners VI Fund, L.P.
200 West Street
New York, New York 10282-2198
Attn:     Adrian Jones
Nicole Agnew
with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn:    Robert C. Schwenkel, Esq.    Abigail Bomba, Esq.
SECTION 11.7    Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 11.8    Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as contemplated by Section 3.3 (with respect to (i) the Stockholders’ right to receive the Per Share Closing Consideration, and (ii) the right of the Optionholders holding Options other than Out-of-the-Money Options to receive the Closing Option Cancellation Amount), Section 4.2 (with respect to the right of the Stockholders and the Optionholders holding Options other than Out-of-the-Money Options to receive the Per Share Escrow Release Amount and the Per Share Positive Adjustment Amount), Section 4.3 (with respect to the right of the Stockholders and the Optionholders holding Options other than Out-of-the-Money Options to receive the Per Share Post-Closing Consideration and the Per Share Unused Representative Expense Amount), Section 7.6, Section 7.8, Section 11.5, and Section 11.10 (each of which provisions is intended to be for the benefit of the Persons referred to therein and may be enforced by any such Person), and except that the Financing Sources shall be third party beneficiaries of clause (ii) of Section 11.4, Section 11.5, this sentence of this Section 11.8, Section 11.10 and Section 11.14, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement. Notwithstanding anything herein to the contrary, the Company shall have the right to enforce the rights of the Stockholders and the Optionholders to pursue damages in the event of Parent’s or Merger Sub’s willful and material breach of this Agreement. In addition, the Representative shall have the right, but not the obligation to enforce any rights of the Stockholders or the Optionholders under this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party, directly or indirectly (by operation of Law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, following the Closing, the Surviving Corporation may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and/or any of their Affiliates’ financing sources and (ii) designate one or more of its Affiliates to perform its obligations hereunder; provided, further, however, that in any such case, no assignment or delegation of any obligations hereunder shall relieve the assigning party of any its obligations hereunder. Without limiting the generality of the foregoing, the parties hereto acknowledge and agree that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any employees or former employees of the Company or any of its Subsidiaries, any participant in any Company Benefit Plan, or any dependent beneficiary thereof or (ii) to continued employment with the Company or any of its Subsidiaries.
SECTION 11.9    Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.
SECTION 11.10    Waiver of Jury Trial. Each party hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury in respect of any Proceeding directly or indirectly arising out of, under or in connection with this Agreement, any Company Documents or Parent Documents, or any transaction contemplated hereby or thereby (including the Debt Commitment Letter and the Debt Financing). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the Company Documents or Parent Documents, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.10.

SECTION 11.11    Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages or legal remedies, even if available, would not be an adequate remedy therefor. Therefore, it is accordingly agreed that, in addition to any other remedies, each party shall be entitled to equitable relief, including an injunction or injunctions to prevent or restrain any breach or threatened breach of this Agreement by any other party and to enforce specifically the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any other party, in the Chosen Courts, and appropriate injunctive relief may be applied for and granted in connection therewith. Each of the parties hereto hereby waives: (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate; and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.
SECTION 11.12    Representative.
(a)    GS Capital Partners VI Fund, L.P. shall be the agent and attorney-in-fact for each of the Stockholders and the Optionholders to act as Representative under this Agreement and the other agreements contemplated hereby in accordance with the terms of this Section 11.12. In the event of the resignation, death or incapacity of the Representative, a successor Representative reasonably satisfactory to Parent shall thereafter be appointed by an instrument in writing signed by Parent and such successor Representative.
(b)    The Representative is hereby authorized and empowered to act for, and on behalf of, any or all of the Stockholders and the Optionholders (with full power of substitution in the premises) in connection with such matters as are reasonably necessary for the consummation of the transactions contemplated in this Agreement and the other agreements contemplated hereby including, without limitation, (i) to receive all payments owing to the Stockholders or the Optionholders under this Agreement, (ii) to terminate, amend, waive any provision of, or abandon, this Agreement or the other agreements contemplated hereby, (iii) to act as the representative of the Stockholders to review and authorize all claims and disputes or question the accuracy thereof, (iv) to negotiate and compromise on their behalf with Parent any claims asserted thereunder and to authorize payments to be made with respect thereto, (v) to take such further actions as are authorized in this Agreement or the other agreements contemplated hereby, and (vi) in general, do all things and perform all acts, including, without limitation, executing and delivering all agreements (including the Escrow Agreement and the other agreements contemplated in this Agreement), certificates, receipts, consents, elections, instructions and other documents contemplated by, or deemed by the Representative to be necessary or desirable in connection with, this Agreement, the other agreements contemplated hereby and the transactions contemplated herein or therein. Parent and Merger Sub shall be entitled to rely on such appointment and to treat the Representative as the duly appointed attorney-in-fact of each Stockholder and Optionholder. Notices given to the Representative in accordance with the provisions of this Agreement shall constitute notice to the Stockholders and Optionholders for all purposes under this Agreement.

(c)    The appointment of the Representative is an agency coupled with an interest and is irrevocable and any action taken by the Representative pursuant to the authority granted in this Section 11.12 shall be effective and absolutely binding on each Stockholder and Optionholder notwithstanding any contrary action of or direction from such Stockholder or Optionholder. The death or incapacity, or dissolution or other termination of existence, of any Stockholder or Optionholder shall not terminate the authority and agency of the Representative. Parent, Merger Sub and any other party to any document contemplated by this Agreement in dealing with the Representative may conclusively and absolutely rely, without inquiry, upon any act of the Representative as the act of the Stockholder or Optionholder and shall be relieved from any liability to any Person for any acts done by them in accordance with such act of the Representative.
(d)    The Representative shall not be liable to any Stockholder, Optionholder or to any other Person (other than Parent or Merger Sub), with respect to any action taken or omitted to be taken by the Representative in its role as Representative under or in connection with this Agreement, unless such action or omission results from or arises out of willful misconduct or gross negligence on the part of the Representative, and the Representative shall not be liable to any Stockholder or Optionholder in the event that, in the exercise of its reasonable judgment, the Representative believes there will not be adequate resources available to cover potential costs and expenses to contest a claim made by Parent or Merger Sub against the Stockholders or Optionholders.
(e)    The Representative shall be entitled to use the funds constituting the Representative Expense Amount, for any and all expenses, charges and liabilities, including, but not limited to, reasonable attorneys’ fees, incurred by the Representative in the performance or discharge of its duties pursuant to this Section 11.12 (the “Representative Expenses”).
(f)    Each Letter of Transmittal shall provide that the Representative shall be the agent and attorney-in-fact for each of the Stockholders and the Optionholders with full power and authority to act as Representative under and in accordance with the terms of this Agreement.
SECTION 11.13    Legal Representation.
(a)    In any dispute or proceeding arising after the Effective Time under or in connection with this Agreement or any other agreement contemplated hereby, the parties agree that any of the Stockholders or the Optionholders shall have the right, at their election to retain the firm of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to represent them in such matter, and Parent and the Surviving Corporation (on behalf of themselves, their respective Affiliates, directors, officers, employees and representatives and their respective successors and assigns) hereby irrevocably waive and consent to any such representation in any such matter.

(b)    Each of the parties further agrees that, as to all privileged communications among Fried Frank, the Company, any of its Subsidiaries and any Stockholder and any Optionholder, as to which any of them was a client of Fried Frank, each of them retains all rights to any evidentiary privileges, subject to the privilege law of the applicable jurisdiction related to joint representation.
(c)    If the transactions contemplated by this Agreement and the other agreements contemplated hereby are consummated,
(i)    the Surviving Corporation and its Subsidiaries shall have no right of access to or control over any of Fried Frank’s records related to such transactions; and
(ii)    it would be impracticable to remove from the records (including emails and other electronic files) of the Company and its Subsidiaries any privileged communications with Fried Frank. The Company and its Subsidiaries, Parent and Merger Sub agree that no waiver of any applicable attorney-client, work product or other privilege shall result if such material is allowed to remain in the files of the Company or its Subsidiaries.
(d)     In the event of a claim brought by any third party, it is the intention of the parties that all applicable attorney client, work product and other privileges continue to inure to the benefit of all persons and entities who held such privileges at the time any privileged communications occurred, and that any such privileged communication may be disclosed to third parties only with the consent of all parties entitled to invoke privilege at the time the communication was made. The Surviving Corporation shall be deemed the successor in interest to the Company for this purpose. If any party receives a formal or informal demand for a communication which that party reasonably believed to subject to a claim of privilege in favor of any other party, the party that receives the demand shall promptly notify any other party reasonably believed to have a right to claim such a privilege and the parties shall use best efforts to resist any attempt by the third party to breach such claim of privilege.
SECTION 11.14    No Recourse Against Financing Sources. Notwithstanding anything that may be expressed or implied in this Agreement to the contrary, neither the Company, the Representative nor any of their respective Affiliates or their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives shall have any recourse (directly or indirectly), rights or claims in connection with this Agreement or the transactions contemplated hereby (including the Financing Commitments and the Debt Financing) or any documents or instruments delivered in connection herewith or therewith against any Financing Source in connection with the transactions contemplated by this Agreement including the Financing Commitments and the Debt Financing), whether by the enforcement of any assessment or by any legal or equitable proceeding or otherwise. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. For avoidance of doubt, (i) in no event shall this Section 11.14 apply to Parent, whether before or after the Closing, and (ii) from and after the Closing, the foregoing shall not modify or alter in any respect any provision of any definitive loan documentation between or among Parent, the Company (or the Surviving Corporation), and any of their subsidiaries and any Financing Source entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in any such definitive loan documentation, the provisions of such definitive loan documentation shall govern and control

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

MFI HOLDING CORPORATION

By:	/s/ James E. Dwyer, Jr.
Name: James E. Dwyer, Jr.
Title: Chairman & CEO

ACQUISITION SUB, INC.

By:	/s/ Robert V. Vitale
Name: Robert V. Vitale
Title: President

POST HOLDINGS, INC.

By:	/s/ Robert V. Vitale
Name: Robert V. Vitale
Title: Chief Financial Officer

GS CAPITAL PARTNERS VI FUND, L.P. (solely in its capacity as the Representative)

By:	/s/ Nicole Agnew
Name: Nicole Agnew
Title: Vice President

Signature Page To Merger Agreement